

2025 Proxy Statement

and Notice of Annual Meeting

February 4, 2025, 8:00 a.m. Pacific Time
www.virtualshareholdermeeting.com/BEN2025

Letter from Our Chairman and CEO

December 20, 2024

DEAR FELLOW SHAREHOLDERS,

The 2025 Annual Meeting of Stockholders of Franklin Resources, Inc. will be held virtually, and we cordially invite you to participate on February 4, 2025, at 11:00 a.m. Eastern Time. Instructions for accessing the virtual meeting platform online are included in the Proxy Statement for this meeting.

In recent years, we have evolved and intentionally diversified our business by adding a wide range of capabilities to help clients achieve their investment goals through a variety of market conditions and cycles. Our clients view us as a trusted partner with the ability to fulfill their comprehensive investment needs across public and private markets in investment vehicles of their choice.

As we reflect on our fiscal year, global markets rallied significantly, despite ongoing geopolitical complexity and uncertainty. Against this backdrop, we reached record assets under management (AUM) of $1.68 trillion as of September 30, 2024, and saw a 25% increase from the prior year in long-term gross inflows to $319 billion. While long-term net outflows were $32.6 billion (including $20.7 billion of reinvested distributions), excluding Western Asset, long-term net inflows were $16 billion compared to net outflows of $5.2 billion in the prior year.

Strong momentum in our key focus areas reflect areas of long-term client demand.

- Client interest in alternative and multi-asset investment strategies generated positive flows for the year. In particular, private markets fundraising totaled $14.8 billion with flagship funds in secondary private equity and alternative credit exceeding fund targets.

- Growth accelerated across a broad range of investment vehicles with retail separately managed accounts, exchange traded funds and Canvas®, our Custom Indexing platform, all achieving record highs in AUM.

- From a regional perspective, our international business experienced positive long-term net flows for the year, culminating in over $500 billion in AUM.

The acquisition of Putnam Investments has exceeded our expectations to date. Since closing on January 1, 2024, Putnam's AUM has grown 21% to $180 billion as of September 30, 2024. Franklin Templeton has generated positive net flows of approximately $11 billion in Putnam strategies. We have also exceeded our annual run-rate cost savings target of $150 million from the transaction.

While continuing to invest in long-term growth initiatives, we further strengthened the foundation of our business through disciplined expense management and operational efficiencies. Our balance sheet gives us the financial flexibility to continue to grow our business. This year, we returned $946 million to shareholders through dividends and share repurchases, funded acquisitions, and paid down a $250 million senior note in July.

We encourage you to review the accompanying Proxy Statement and to vote your shares before our annual meeting on February 4, 2025. On behalf of the Board and management team, thank you for your continued support and commitment to our firm.



GREGORY E. JOHNSON
Chairman of the Board



JENNIFER M. JOHNSON
President and
Chief Executive Officer

Notice of Annual Meeting of Stockholders



DATE

Tuesday,
February 4, 2025
8:00 a.m. Pacific Time



VIRTUAL MEETING

www.virtualshareholdermeeting.com/BEN2025

We encourage you to allow ample time for online check-in, which will open at 7:45 a.m. Pacific Time.



RECORD DATE

Stockholders of record on December 9, 2024 are entitled to vote.

VOTING ITEMS

	Proposals	Record Vote Recommendations	For Further Details
1	To elect 11 directors to the Board to hold office until the next annual meeting of stockholders or until that person's successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.	**"FOR"** each director nominee	See page **5**
2	To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2025.	**"FOR"**	See page **68**

Stockholders will also transact such other business that may properly be raised at the Annual Meeting or any adjournments or postponements of the Annual Meeting.

We are primarily furnishing proxy materials to our stockholders on the Internet rather than mailing paper copies of the materials to each stockholder. As a result, some stockholders will receive a Notice of Internet Availability of Proxy Materials and others will receive paper copies of the Proxy Statement and our Annual Report. The Notice of Internet Availability of Proxy Materials contains instructions on how to access the Proxy Statement and the Annual Report over the Internet, instructions on how to vote your shares, and instructions on how to request a paper copy of our proxy materials, if you so desire. Electronic delivery is designed to expedite the receipt of materials, significantly lower costs and help to conserve natural resources.

Whether you received the Notice of Internet Availability of Proxy Materials or paper copies of our proxy materials, the Proxy Statement, the proxy card, the Annual Report, and any amendments to the foregoing materials that are required to be furnished to stockholders are available for you to review online at *www.proxyvote.com*.

Your vote is very important. Even if you think that you will attend the Annual Meeting, we ask you to please cast your vote in advance. You may vote your shares via the Internet, by telephone, by mail or, except for certain stockholders described on page 3, via the virtual meeting website during the Annual Meeting.

Attendance at the Annual Meeting will be limited to stockholders as of the record date. The Annual Meeting can be accessed by visiting *www.virtualshareholdermeeting.com/BEN2025*, where you will be able to listen to the meeting live and vote online. We encourage you to allow ample time for online check-in, which will open at 7:45 a.m. Pacific Time. Please note that you will only be able to attend the meeting by means of remote communication.

By order of the Board of Directors,

[signature]

Stephen J. Tate
Secretary

December 20, 2024
San Mateo, California

Your vote is important. Please vote via the Internet, by telephone, by mail or via the virtual meeting website during the Annual Meeting.

Table of Contents

Proxy Statement

FRANKLIN RESOURCES, INC.
ONE FRANKLIN PARKWAY
SAN MATEO, CALIFORNIA 94403-1906

December 20, 2024

This Proxy Statement and the accompanying Notice of Annual Meeting of Stockholders are furnished in connection with the solicitation by the Board of Directors (the "Board") of Franklin Resources, Inc., a Delaware corporation (the "Company"), of the accompanying proxy to be voted at the 2025 Annual Meeting of stockholders (the "Annual Meeting"), which will be held on Tuesday, February 4, 2025 at 8:00 a.m. Pacific Time. The Annual Meeting can be accessed by visiting *www.virtualshareholdermeeting.com/BEN2025*, where you will be able to listen to the meeting live and vote online. Please note that this is the only means of accessing the Annual Meeting and only stockholders of record as of the Record Date will be able to access the Annual Meeting. This Proxy Statement and the accompanying proxy card are being mailed and/or made available on or about December 20, 2024 to each stockholder entitled to vote at the Annual Meeting. References to "us," "we" or "our" as used throughout this Proxy Statement mean the Company.

All materials filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") can be obtained through the SEC's website at www.sec.gov.

Important Notice Regarding the Availability of Proxy Materials

Under the rules adopted by the SEC, we are furnishing proxy materials to our stockholders primarily over the Internet. We believe that this process should expedite stockholders' receipt of proxy materials, lower the costs of our Annual Meeting and help to conserve natural resources. On or about December 20, 2024, we mailed to each of our stockholders (other than those who previously requested electronic or paper delivery, participants in the Franklin Templeton 401(k) Retirement Plan (the "401(k) Plan"), and holders of shares in excess of certain thresholds), a Notice of Internet Availability of Proxy Materials containing instructions on how to access and review the proxy materials, including this Proxy Statement and our Annual Report, on the Internet and how to access a proxy card to vote on the Internet or by telephone. The Notice of Internet Availability of Proxy Materials also contains instructions on how to receive a paper copy of the proxy materials. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one. If you received paper copies of our proxy materials, you may also view these materials at *www.proxyvote.com*. If you received paper copies of our proxy materials and wish to receive them by electronic delivery in the future, please request electronic delivery on www.proxyvote.com or *https://enroll.icsdelivery.com/ben/Default.aspx*.

Voting Information

WHO CAN VOTE?

Holders of the Company's common stock, par value $0.10 per share (the ''common stock''), at the close of business on December 9, 2024 (the ''Record Date'') are entitled to one vote for each share owned on that date on each matter presented at the Annual Meeting. As of Record Date, the Company had 523,982,812 shares of common stock outstanding. If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the ''beneficial owner'' of shares held in street name. In that event, the Notice of Internet Availability of this Proxy Statement has been forwarded to you by your broker, bank or other holder of record who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction form included in the mailing or by following their instructions for voting via the Internet or by telephone.

WHAT MATTERS ARE TO BE CONSIDERED AT THE ANNUAL MEETING?

At the Annual Meeting, stockholders will be asked to consider and vote upon the following:

Proposal No. 1: Election of Directors. The proposal provides for the election of 11 directors to the Company's Board to hold office until the next annual meeting of stockholders or until that person's successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

Proposal No. 2: Ratification of Appointment of Auditors. The proposal provides for the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2025 (''fiscal year 2025'').

The Board does not know of any other matter to be brought before the Annual Meeting. If any other matters properly come before the meeting, the persons named in the form of proxy or their substitutes will vote in accordance with their best judgment on such matters.

HOW MANY VOTES ARE NEEDED TO HOLD THE ANNUAL MEETING?

In order to take any action at the Annual Meeting, the holders of a majority in voting power of the Company's shares issued and outstanding and entitled to vote as of the Record Date must be present at the Annual Meeting. This is called a quorum.

WHO COUNTS THE VOTES?

The voting results will be tallied by Broadridge Financial Solutions, Inc. and the Inspector of Elections, and reported on a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

WHAT IS A PROXY?

A ''proxy'' allows someone else (the ''proxy holder'') to vote your shares on your behalf. The Board is asking you to allow any of the persons named on the proxy card (Gregory E. Johnson, our Executive Chairman and Chairman of the Board; Rupert H. Johnson, Jr., our Vice Chairman; Jennifer M. Johnson, our President and Chief Executive Officer (''CEO''); and Thomas C. Merchant, General Counsel, Executive Vice President) to vote your shares at the Annual Meeting.

HOW DO I VOTE?

Whether you hold shares directly as a stockholder of record or beneficially in street name, you may vote your shares without attending the Annual Meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your bank, broker or other holder of record. You may also vote via the Internet, by telephone, or by mail as outlined in the Notice of Internet Availability of Proxy Materials or on your proxy card. **To facilitate timely receipt of your proxy despite any potential postal disruption, we encourage you to vote via the Internet or telephone (if such voting methods are available to you) by following the instructions on the accompanying proxy card promptly.** Please see the Notice of Internet Availability of Proxy Materials, your proxy card or the information your bank, broker, or other holder of record provided to you for more information on these options. Except for certain stockholders described below, the deadline for voting via the Internet or by telephone is 11:59 p.m. Eastern Time on Monday February 3, 2025.

The persons named as your proxy holders on the proxy card will vote the shares represented by your proxy in accordance with the specifications you make. For stockholders of record that return their proxy card but do not provide instructions on how to vote, the persons named as your proxy holders on the proxy card will vote the shares represented by the proxy FOR all nominees to the Board of Directors (Proposal No. 1); and FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm (the "independent auditors") for fiscal year 2025 (Proposal No. 2). Additionally, unless you specify otherwise on your proxy card, if any other matters come before the Annual Meeting to be voted on, the persons named as your proxy holders on the proxy card will vote, act and consent on those matters in their discretion. For beneficial holders that return their voting instructions but do not provide instructions on how to vote, your bank, broker or other holder of record will only have the discretion to vote on the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditors for fiscal year 2025 (Proposal No. 2) and will not be able to vote your shares on the nominees to the Board of Directors (Proposal No. 1).

For participants in the 401(k) Plan, your shares will be voted as you specify on your proxy card. If you do not vote, your shares will be voted by the independent fiduciary for and against the proposals in the same proportion as shares for which directions are received by the independent fiduciary, unless the independent fiduciary decides that the law requires that the independent fiduciary vote them differently. This means that the way you vote will also affect how the independent fiduciary will vote the shares of participants who do not vote. If you wish to abstain from voting on any matter, you must indicate that on your proxy card. You cannot vote your 401(k) Plan shares via the virtual meeting website during the Annual Meeting. To allow sufficient time for your shares to be voted as you instruct, the trustee must receive your vote by no later than 11:59 p.m. Eastern Time on Thursday, January 30, 2025.

CAN I CHANGE OR REVOKE MY VOTE AFTER I RETURN MY PROXY CARD?

Yes. Whether your vote is submitted via the Internet, by telephone or by mail, you may change or revoke your proxy at any time before it is voted. A proxy, including an Internet or telephone vote, may be changed or revoked by submitting another proxy with a later date at any time prior to the beginning of the Annual Meeting. You may also revoke your proxy by attending the Annual Meeting and casting your vote via the virtual meeting website. Participants in the 401(k) Plan may revoke their proxy by no later than 11:59 p.m. Eastern Time on Thursday, January 30, 2025.

CAN I VOTE DURING THE ANNUAL MEETING?

Yes, except that participants in the 401(k) Plan may not vote their 401(k) Plan shares via the virtual meeting website during the Annual Meeting. Please see requirements for attending the Annual Meeting under "How do I Access the Annual Meeting? Who May Attend?" below. Although you can vote online during the Annual Meeting, we encourage you to vote via the Internet, by telephone, or by mail as outlined in the Notice of Internet Availability of Proxy Materials or on your proxy card to ensure that your shares are represented and voted. Participants in the 401(k) Plan must vote by no later than 11:59 p.m. Eastern Time on Thursday, January 30, 2025, and may not vote during the Annual Meeting.

HOW DO I ACCESS THE ANNUAL MEETING? WHO MAY ATTEND?

Attendance at the Annual Meeting is limited to stockholders as of the Record Date. Any stockholder can attend the Annual Meeting via the virtual meeting website by visiting www.virtualshareholdermeeting.com/BEN2025, where stockholders will be able to listen to the meeting live and may vote during the meeting. The Annual Meeting starts at 8:00 a.m. Pacific Time. We encourage you to allow ample time for online check-in, which will open at 7:45 a.m. Pacific Time. Please have your 16-digit control number to join the meeting. The control number is included on your proxy card if you are a stockholder of record or included with your voting instruction card and voting instructions you received from your broker, bank or other nominee. Audio or video recording is not permitted at the Annual Meeting.

WILL I BE ABLE TO ASK QUESTIONS DURING THE ANNUAL MEETING?

Stockholders will be able to transmit questions through the virtual meeting website. The Company may answer questions during the Annual Meeting or by following up with a stockholder if the stockholder provides contact information when transmitting the question through the virtual meeting website.

HOW CAN I REQUEST TECHNICAL ASSISTANCE DURING THE ANNUAL MEETING?

If you encounter any difficulties accessing the virtual meeting during the check-in or during the meeting, please call the technical support number that will be posted on the virtual meeting log-in page at www.virtualshareholdermeeting.com/BEN2025.

HOW ARE VOTES COUNTED?

To be counted as "represented," a proxy card must have been returned for those shares, the stockholder must have voted the shares via the Internet or by telephone, or the stockholder must be present and vote via the virtual meeting website during the Annual Meeting.

WHAT IS A BROKER NON-VOTE?

A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a proposal because the nominee does not have authority to vote on that particular proposal without receiving voting instructions from the beneficial owner. Under New York Stock Exchange ("NYSE") rules, the ratification of the selection of an independent registered public accounting firm (Proposal No. 2), is considered a "routine" matter, and holders of record holding shares for a beneficial owner generally may vote on behalf of beneficial owners who have not furnished voting instructions, subject to the rules of the NYSE concerning transmission of proxy materials to beneficial owners, and subject to any proxy voting policies and procedures of those brokerage firms. Holders of record holding shares for a beneficial owner may not vote on the other proposals contained in this Proxy Statement, which are considered "non-routine" proposals, unless they have received voting instructions from the beneficial owner, and to the extent that they have not received voting instructions, brokers report those shares as "non-votes."

WHAT IS THE VOTING REQUIREMENT TO APPROVE EACH OF THE PROPOSALS?

- The election of directors (Proposal No. 1) requires that a director receive a majority of the votes cast with respect to that director at the Annual Meeting. This means that the number of shares of stock voted "FOR" a director must exceed the number of votes cast "AGAINST" that director. Abstentions and broker non-votes are not considered votes cast for this purpose and will have no effect on the election of directors.

- The affirmative vote of the holders of shares of common stock having a majority of the votes present at the Annual Meeting and entitled to vote on the matter is necessary to ratify the appointment of PricewaterhouseCoopers LLP (Proposal No. 2). Abstentions will have the same effect as a vote against this proposal. Broker non-votes are not expected on this proposal because brokers have discretionary authority to vote uninstructed shares on this proposal.

Shares that are voted online during the Annual Meeting or by proxy are treated as being present at the Annual Meeting for purposes of establishing a quorum, and will be included in determining the number of shares represented and voted at the Annual Meeting with respect to such matter. Broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business and otherwise will not have any effect on the proposals above. If the persons present or represented by proxy at the Annual Meeting constitute the holders of less than a majority of the outstanding shares of common stock as of the record date, the Annual Meeting may be adjourned to a subsequent date for the purpose of obtaining a quorum.

WHO PAYS FOR THIS PROXY SOLICITATION?

Your proxy is being solicited by the Board on behalf of the Company. The Company pays the cost of soliciting your proxy and reimburses brokerage costs and other fees for forwarding proxy materials to you.

Proposal No. 1:
Election of Directors



Recommendation of the Board

The Board recommends a vote **"FOR"** the election to the Board of each of the nominees listed below. The voting requirements for this proposal are described in the "Voting Information" section above.

Nominees

The Corporate Governance Committee of the Board recommended and nominated, and the Board approved, the nominees named below for election as members of the Board. All nominees are current directors of the Company who were elected by stockholders.

Listed below are the names, ages as of December 31, 2024, and principal occupations and membership on public boards for the past five years of each nominee. In addition, we have provided information concerning the particular experience, qualification, attributes and/or skills that the Corporate Governance Committee and the Board considered as relevant to each nominee that led to the conclusion that he or she should serve as a director.

Board Nominee Diversity

OVERALL GENDER AND RACIAL/ETHNIC DIVERSITY*













27%
Female
73%
Male

27%
Ethnically diverse

DIRECTOR TENURE

6 years
Average Independent Director Tenure
3 Directors
>10 years
6 Directors
0-4 years
2 Directors
5-10 years

SECTOR EXPERIENCE

82%
Asset Management

63%
Other Financial Services

27%
Financial Technology

* *Mses. Byerwalter, J. Johnson and King identify as female. Ms. King and Messrs. Kim and Yang identify as ethnically diverse.*

KEY ATTRIBUTES, EXPERIENCE AND SKILLS



Accounting and Financial
11 of 11 directors

Marketing and Distribution
7 of 11 directors

Executive Leadership
11 of 11 directors

Risk Management and Compliance
9 of 11 directors

Financial Services
11 of 11 directors

Strategy and Execution
9 of 11 directors

Global Business
11 of 11 directors

Sustainability
6 of 11 directors

Government and Regulatory
8 of 11 directors

Technology/Cyber
8 of 11 directors



MARIANN BYERWALTER   Independent Lead Director

Age: 64

Director since: 2015

Board committees:

Audit; Corporate Governance

Career Highlights:

- Chairman of the Board of Directors of Pacific Mutual Holding Company
- Chairman Emeritus of the Board of Directors of SRI International, having served as Chairman from January 2014 through December 2019
- Chairman of JDN Corporate Advisory, LLC, a privately held advisory services firm, since 2001
- From 2006 to 2013, Chairman of the Board of Directors of Stanford Healthcare, and from January 2016 to July 2016, Interim President and Chief Executive Officer and President of Stanford Healthcare. Served on the Stanford Health Care Board of Directors from 1999 to 2013 and from 2015 until September 2024

- From 1996 to 2001, she served as the Chief Financial Officer, Vice President for Business Affairs and Special Assistant to the President of Stanford University
- Partner and co-founder of America First Financial Corporation from 1987 to 1996
- Director, Redwood Trust, Inc. from 1998 to June 2020
- Trustee of various investment companies affiliated with Charles Schwab Corporation

Key Attributes, Experience and Skills:

Ms. Byerwalter's significant financial expertise provides the Board with valuable perspectives on finance, accounting and investment management matters. From her leadership roles at Stanford University and several financial institutions she has a deep understanding of accounting and strategic planning as well as wide-ranging management expertise. Ms. Byerwalter's current and prior service on the boards of private and public companies as well as with non-profit organizations including SRI International, Pacific LifeCorp and Pacific Mutual Holding Company, Burlington Capital Group, Stanford Healthcare, Lucile Packard Children's Hospital, and the Stanford University Board of Trustees also provides our Board with the benefit of her perspectives on business, corporate governance and citizenship.



ALEXANDER S. FRIEDMAN   Independent

Age: 54

Director since: 2021

Board committees:

Audit (Chair); Corporate Governance

Career Highlights:

- Co-Founder and Chief Executive Officer of Novata Inc., a public benefit corporation committed to simplifying the process of collecting, analyzing and benchmarking sustainability data
- Co-Founded Jackson Hole Economics, a non-profit private economic research firm, in January 2019
- Chief Executive Officer of GAM Holding AG, a publicly listed international investment management firm, from September 2014 to November 2018

- Global Chief Investment Officer of UBS AG Wealth Management and Wealth Management Americas, Chairman of the UBS Global Investment Committee and Group Managing Director from February 2010 to September 2014
- Chief Financial Officer of the Bill & Melinda Gates Foundation from March 2007 to February 2010
- Director, Investment Banking at Lazard from June 2001 to March 2007

Key Attributes, Experience and Skills:

Mr. Friedman's experience as a senior business leader with two decades of experience growing and transforming businesses in the financial services industry, and as the senior financial executive of the world's largest foundation, provides the Board with valuable insights on financial matters, investment and wealth management, strategic planning and operational integration and development. Mr. Friedman currently serves as Co-Chairman of Project Syndicate, an international non-profit focused on original editorial content in economics and politics. He is a board member of the American Alpine Club, a non-profit member organization representing more than 24,000 American climbers, member of the Council on Foreign Relations, and also serves on the advisory council of Social Finance, a non-profit organization dedicated to mobilizing capital to drive social progress, and the advisory board of America Needs You, a non-profit organization focused on college access for first generation college students.



GREGORY E. JOHNSON

Age: 63

Director since: 2007

Career Highlights:

- Executive Chairman since February 2020, Chairman of the Board since June 2013 and director of the Company since January 2007
- Chairman of the San Francisco Giants, a professional baseball team, since November 2019
- Chief Executive Officer of the Company from July 2005 to February 2020
- Co-Chief Executive Officer of the Company from January 2004 to July 2005
- President of the Company from December 1999 to September 2015
- Officer and/or director of certain subsidiaries of the Company
- Director or trustee of certain funds registered as investment companies managed or advised by subsidiaries of the Company

Key Attributes, Experience and Skills:

Mr. G. Johnson brings leadership and extensive business and operating experience, as well as significant knowledge of our Company and the global fund management industry, to the Board. Mr. G. Johnson is a Certified Public Accountant and prior to joining the Company, was a senior accountant with Coopers & Lybrand. Over his 30-year tenure with the Company, Mr. G. Johnson has held officer and director positions with various subsidiaries of the Company; hands-on experience that provides him with in-depth knowledge of the Company's operations.
Mr. G. Johnson's presence on the Board provides the Board with management's current perspectives on the Company's business and strategic vision for the Company. Mr. G. Johnson's service on various boards of industry organizations, including the Investment Company Institute's Board of Governors, also provides the Board with the benefit of additional perspectives on industry developments, including regulatory and policy issues. He is a past Chairman and Vice Chairman of the Investment Company Institute and currently serves on its Executive Committee.



JENNIFER M. JOHNSON

Age: 60

Director since: 2020

Career Highlights:

- President of the Company since December 2016 and Chief Executive Officer and Director since February 2020
- Chief Operating Officer of the Company from February 2017 to February 2020
- Co-President of the Company from October 2015 to December 2016
- Executive Vice President and Chief Operating Officer of the Company from March 2010 to September 2015
- Executive Vice President – Operations and Technology of the Company from December 2005 to March 2010
- Senior Vice President and Chief Information Officer of the Company from May 2003 to December 2005
- Officer and/or director of certain subsidiaries of the Company, including certain of the specialist investment managers acquired through the Legg Mason transaction
- Director or trustee of certain funds registered as investment companies managed or advised by subsidiaries of the Company
- Director of Thermo Fisher Scientific Inc., a science service company since July 2023

Key Attributes, Experience and Skills:

Ms. Johnson brings significant experience leading and working with all parts of our business, as well as extensive knowledge of the global investment management industry. Over her 35-year tenure with the Company, Ms. Johnson has held leadership roles in all major divisions of the business, including investment management, global distribution, customer service, fund administration, global technology, and the Company's high-net-worth business. This extensive hands-on experience provides her with in-depth knowledge of the Company's operations. She has been a key driver of many key acquisitions, including the acquisitions of Legg Mason in 2020 and Putnam Investments in 2024, as well as the expansion of the Company's alternative investment capabilities through the acquisitions of Lexington Partners in April 2022 and Alcentra in November 2022. Under Ms. Johnson's leadership, the Company continues to invest strategically in areas designed to deliver strong client results, including financial technology and investment data science.



RUPERT H. JOHNSON, JR.

Age: 84

Director since: 1971

Career Highlights:

- Vice Chairman of the Company since December 1999 and director of the Company since 1971
- Officer and/or director of certain subsidiaries of the Company
- Officer and/or director or trustee of certain funds registered as investment companies managed or advised by subsidiaries of the Company

Key Attributes, Experience and Skills:

Mr. R.H. Johnson, Jr.'s service as Vice Chairman of the Company and as an officer, director or trustee of various subsidiaries of the Company and Franklin Templeton mutual funds since its inception provides the Board with significant knowledge of and insights into the Company and the global fund management industry in which we operate. His fundamental knowledge of the Company gained over 55 years gives him an important perspective on the Company and provides significant leadership, business and operational expertise to the Board. Mr. R. H. Johnson, Jr. has served on various industry boards and committees addressing investment company issues including the Board of Governors of the Investment Company Institute. In his capacity with the Company, he has served as Director of Research and is a portfolio manager for one of its funds. He provides the Board with a unique perspective on critical components of the Company's business.



JOHN Y. KIM   `Independent`

Age: 64

Director since: 2021

Board committees:

Compensation; Corporate Governance

Career Highlights:

- Founder and Managing Partner of Brewer Lane Ventures LLC, an early stage fintech venture capital firm, since 2019
- President of New York Life Insurance Company from 2015 to 2018
- Chief Executive Officer and Chief Investment Officer of New York Life Investment Management from 2008 to 2015
- President of Prudential Retirement from 2004 to 2007
- President of Cigna Investments and Retirement from 2002 to 2004
- Chief Executive Officer of Bondbook, a financial technology company, from 2001 to 2002
- Chief Executive Officer and Chief Investment Officer of Aeltus Investment Management, an investment subsidiary of Aetna, from 1994 to 2000
- Board of Trustees, Eversource Energy since 2018
- Director of FiServ, a global provider of financial services technology, from 2016 to 2018

Key Attributes, Experience and Skills:

Mr. Kim brings leadership and extensive business and technology experience to the Board, including direct management of asset management firms. In addition, Mr. Kim's significant experience as chief executive officer of a variety of companies provides valuable insights into leadership, growth, and strategy. Mr. Kim currently serves on the boards of several privately held technology startup companies in fintech including—Kingfield, Socotra, Brella Insurance and Ladder Financial, Inc. His service on various public and private boards of industry organizations provides additional perspectives on asset management, insurance, and technology.



KAREN M. KING [Independent]

Age: 52

Director since: 2021

Board committees:
Audit; Compensation

Career Highlights:

- Managing Director and the Chief Legal Officer of Silver Lake, a global investment firm focused on large-scale opportunities in the technology, technology-enabled, and related growth sectors
- Formerly held a variety of roles at Silver Lake since 2004

Key Attributes, Experience and Skills:

Ms. King's experience with Silver Lake provides the Board with valuable perspective and experience in the alternative investments area, specifically in the private equity space, as well as strategic matters relating to M&A activity and fundraising transactions. Her management experience at Silver Lake also provides the Board with an additional perspective on regulatory matters, cybersecurity, equity, diversity and inclusion, and environmental, social and corporate governance (ESG) matters. Ms. King's involvement with Silver Lake's portfolio companies, including a current member of the board of directors of Relativity and Qualtrics International Inc., acting as an Advisor to Cicero and previous service on the boards of Aras and Serena Software, as well as her service on various non-profit boards, including the Duke University Board of Trustees, Chair of the Menlo School Board of Trustees, United States Olympic and Paralympic Foundation and as former Chair of the American Leadership Forum—Silicon Valley, provides the board with additional perspectives on governance.



ANTHONY J. NOTO [Independent]

Age: 56

Director since: 2020

Board committees:
Audit; Corporate Governance

Career Highlights:

- Chief Executive Officer and a director of SoFi Technologies, Inc. (SoFi), a mobile-first personal finance platform, since March 1, 2018
- Chief Operations Officer from 2017 until 2018, Chief Operations Officer and Chief Financial Officer from 2016 to 2017, and Chief Financial Officer from 2014 to 2016, of Twitter, Inc., a global social media company
- Partner, Co-Head, Global Technology, Media and Telecom Investment Banking from 2011 to 2014, and Partner, Investment Banking Division from 2010 to 2011, at Goldman Sachs & Co
- Chief Financial Officer from 2008 to 2010 of the National Football League

Key Attributes, Experience and Skills:

As Chief Executive Officer of SoFi, Mr. Noto brings valuable fintech industry experience. He has overseen SoFi's expansion from a desktop lending business to a broad-based, mobile-first personal financial platform, offering users investment products including stocks, ETFs, cryptocurrency trading, as well as loans and cash management accounts. He also brings valuable leadership, strategic, financial and operations experience, having previously served as Chief Operating Officer and Chief Financial Officer of Twitter, Inc., and as Chief Financial Officer of the National Football League. During his nearly 13 years at Goldman Sachs & Co., Mr. Noto developed a deep understanding of the technology, media and telecommunications industries, including serving as Co-Head of Global Technology, Media and Telecommunications Investment Banking, and Co-Head of Communications, Media and Entertainment Investment Research. His current and prior experience provides the Board with the benefit of his perspective on trends in the financial industry, including developments in the fintech and social media spaces, and finance matters.



JOHN W. THIEL   Independent

Age: 64

Director since: 2021

Board committees:

Audit; Compensation

Career Highlights:

- Partner and Senior Advisor with MyNextSeason, an executive coaching firm, since 2018
- Formerly with Bank of America Merrill Lynch Wealth Management from 1989 to 2018, serving as Vice Chairman of Global Wealth and Investment Management of Bank of America Merrill Lynch from 2017 to 2018
- Head of Merrill Lynch Wealth Management from 2011 to 2016
- Head of Private Banking and Investment Group at Merrill Lynch Wealth Management from 2005 to 2011

- Pacific West Regional Managing Director of Private Banking and Investment Group at Merrill Lynch Wealth Management from 2001 to 2005
- Market Executive at Merrill Lynch Wealth Management from 1997 to 2001
- District Sales Manager at Merrill Lynch Wealth Management from 1995 to 1997
- Financial Advisor at Merrill Lynch Wealth Management from 1989 to 1995

Key Attributes, Experience and Skills:

Mr. Thiel brings deep global leadership and extensive asset, investment and distribution management expertise to the Board as well as operating experience, including navigating complex relationships. Client-focused, Mr. Thiel is recognized as a transformative leader who, during his tenure at Merrill Lynch, accelerated growth and drove dramatic cultural and strategic transformation while forming effective internal and external partnerships. He is a member of the board of Decker Communications, a business communications training, coaching, and consulting firm, a Director on the Board of LifeYield Inc., a director of Cohen & Steers Income Opportunities REIT, Inc. and Executive Chairman of Forabaya, LLC. Mr. Thiel's long-term commitment to philanthropy and his community includes service on the board of V Foundation for Cancer Research, as the chair of Don't Ever Give Up, Inc. and as a trustee of Florida State University.



SETH H. WAUGH   Independent

Age: 66

Director since: 2015

Board committees:

Compensation (Chair)

Career Highlights:

- Former Chief Executive Officer and current Senior Adviser of The PGA of America, an American organization of golf professionals, since 2018
- Former Managing Director, Partner and current Senior Advisor at Silver Lake
- Non-executive chairman of Alex. Brown, a division of Raymond James, from 2016 to 2019
- Vice Chairman of Florida East Coast Industries, LLC, the parent company of several commercial real estate, transportation and infrastructure companies based in Florida, from 2013 to 2017

- From 2000 to 2013, Mr. Waugh served in various roles at Deutsche Bank Americas, including Chief Executive Officer and Chairman of the Board of Directors of Deutsche Bank Securities Inc.
- Chief Executive Officer of Quantitative Financial Strategies, a hedge fund
- Served in various capacities at Merrill Lynch over 11 years, including Co-head of Global Debt Markets
- Director of Yext, Inc. since 2020

Key Attributes, Experience and Skills:

Mr. Waugh's significant experience in the financial sector provides the Board with valuable perspectives on capital markets and investment management. Having held various leadership roles at Deutsche Bank and other financial institutions, Mr. Waugh brings strong leadership skills as well as deep knowledge of operational and strategic matters to the Board. His prior service on the boards of the Deutsche Bank Americas Advisory Board, the Deutsche Bank Americas Foundation, The Clearing House, the Financial Services Forum and the Board of Governors of FINRA provides our Board with the benefit of his substantial expertise in financial industry developments and corporate citizenship.



GEOFFREY Y. YANG Independent

Age: 65

Director since: 2011

Board committees:

Compensation; Corporate Governance (Chair)

Career Highlights:

- Managing Director and Founding Partner of Redpoint Ventures, a private equity and venture capital firm, since 1999
- General Partner with Institutional Venture Partners from 1987 to 1999
- Director of Warner Bros. Discovery, Inc. since April 2022
- Director of AT&T, Inc. from July 2016 to April 2022

- Director of Liberty Media Acquisition Corp. from January 2021 to December 2022
- Director of BigBand Networks from 1999 to 2011
- Director of TiVo from 1997 to 2009
- A member of the President's Information Technology Advisory Committee for the United States from 2003-2007

Key Attributes, Experience and Skills:

Mr. Yang's experience as a Managing Director of Redpoint Ventures provides the Board with valuable perspectives on financial and strategic matters as well as expertise in the capital markets. Mr. Yang co-founded Redpoint Ventures in 1999, after having previously been a General Partner with IVP since 1987. With approximately $6.5 billion of capital under management, Redpoint invests in venture capital and early growth stage technology companies. Some of the companies in which Redpoint has invested include DraftKings, Hashicorp, Netflix, Snowflake, Stripe and Twilio. In addition, Mr. Yang is the CEO/founder of Performance Health Sciences (d/b/a Apeiron Life), the CEO/founder of The Odds, the Chairman/founder of Rock the Bells, the Chairman/Founder of Sake Ono, and serves on the board of these companies as well as Esquel, Tastemade and Scribd. These experiences bring strategic direction, growth and technology expertise to the Board. Mr. Yang's current and prior service on the boards of several private and public companies as well as with non-profit organizations including as current Chairman of the U.S. Olympic and Paralympic Foundation, the Naval Postgraduate Advisory Board, the Workday CEO Advisory Board, the President's Advisory Committee at Princeton University, McLaren Advisory Team, and formerly serving on the Advisory Council for the Stanford Graduate School of Business and Chairman of the Nanea Admissions Committee, provides our Board with the benefit of his perspectives on business, corporate governance and citizenship, and finance.

Family Relationships

Jennifer M. Johnson and Gregory E. Johnson are siblings, and their uncle is Rupert H. Johnson, Jr. Each serves as both a director and an executive officer of the Company.

General

The Corporate Governance Committee and the Board believe that the nominees have the requisite experience, qualifications, attributes and skills to provide the Company with effective oversight of a global investment management organization. The Corporate Governance Committee and the Board believe that there are general requirements and skills that are required of each director and other skills and experience that should be represented on the Board as a whole but not necessarily by each director. The Board believes that, consistent with these requirements, each nominee displays a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our Company, a willingness to devote the necessary time to board duties, a commitment to representing the best interests of the Company and its stockholders and dedication to enhancing stockholder value. The Board seeks to assemble a group of directors that, as a whole, represents a mix of experiences and skills that allows appropriate deliberation on all issues that the Board might be likely to consider. The Corporate Governance Committee's Policy Regarding Nominations and Qualifications of Directors described below outlines the qualities that the Corporate Governance Committee and the Board seek in director nominees.

If elected, each nominee will serve until the next annual meeting of stockholders or until his or her successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

In accordance with the Company's Director Independence Standards, described more fully below, and the rules of the NYSE, the Board has affirmatively determined that it is currently composed of a majority of independent directors, and that the following director nominees are independent and do not have a material relationship with the Company: Mariann Byerwalter; Alexander S. Friedman; John Y. Kim; Karen M. King; Anthony J. Noto; John W. Thiel; Seth H. Waugh; and Geoffrey Y. Yang. As part of its determination, the Board considered the transactions and relationships described below under "Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions" and applied our Director Independence Standards as adopted by the Board, which includes categorical standards to assist the Board of Directors in making independence determinations and specifies the types of relationships that are deemed not material and, therefore, not considered each year.

With respect to Mr. Noto, the Board considered that in the ordinary course of the Company's asset management business, certain Company-sponsored funds and other funds and client accounts managed by Company subsidiaries have purchased, and may in the future purchase, notes or securities issued by securitization trusts formed, sponsored, administered, and/ or serviced by one or more subsidiaries of SoFi Technologies, Inc. (collectively, "SoFi"), a U.S. public company for which Mr. Noto serves as chief executive officer and director. The investments were made on terms generally available to other investors and were determined not to impair Mr. Noto's independence.

In the ordinary course of their asset management businesses, the Company's specialist investment managers ("SIMs") or other subsidiaries may from time to time invest client assets in companies in which certain of our directors may be a director or in which certain affiliates of our directors may be significant stockholders or invest client assets in funds and other investment vehicles managed by entities affiliated with certain of our directors.

Corporate Governance

The Company regularly monitors regulatory developments and reviews its policies and procedures in the area of corporate governance to respond to such developments. As part of those efforts, we review federal laws affecting corporate governance, as well as corporate governance-related rules adopted by the SEC and the NYSE, as appropriate.

Corporate Governance Guidelines. The Board has adopted Corporate Governance Guidelines, which are posted in the corporate governance section of the Company's website at *www.franklinresources.com* (the "Company's website"). The inclusion of our website address or reference to our website here and elsewhere in this Proxy Statement does not include or incorporate by reference the information on our website into this Proxy Statement. The Corporate Governance Guidelines set forth the practices the Board follows with respect to, among other things, the composition of the Board, director responsibilities, Board committees, director access to officers, employees and independent advisers, director compensation, director orientation and continuing education, management succession and performance evaluation of the Board.

Code of Ethics and Business Conduct. The Board has adopted a Code of Ethics and Business Conduct, which is applicable to all employees, temporary employees, directors and officers of the Company and its subsidiaries and affiliates. The Code of Ethics and Business Conduct is posted in the corporate governance section of the Company's website. The Company also has a Compliance and Ethics Hotline, where employees and applicable third parties can anonymously report a violation of the Code of Ethics and Business Conduct or submit another question or concern. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Ethics and Business Conduct for the Company's principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, by posting such information on the Company's website.

Insider Trading Blackout Policy. The Board has adopted an insider Trading Blackout Policy, which is applicable to all designated employees, temporary employees, directors and officers of the Company and its subsidiaries and affiliates. The Trading Blackout Policy is posted in the corporate governance section of the Company's website. The Trading Blackout Policy is designed to promote compliance with insider trading laws, rules and regulations with respect to the purchase, sale and/or other dispositions of the Company's securities, as well as the applicable rules and regulations of the New York Stock Exchange. The Trading Blackout Policy addresses the implementation of certain trading blackout periods in the Company's securities (including common stock, debt, options and other related derivative securities) for covered persons.

Director Independence Standards. The Board has made determinations as to the independence of each of our current non-employee directors and concluded that all of our current non-employee directors qualify as independent directors under the NYSE listing standards.

The Board has adopted guidelines for determining whether a director is independent, which are posted in the corporate governance section of the Company's website. The Board will monitor and review as necessary, but at least once annually, commercial, charitable, family and other relationships that directors have with the Company to determine whether the Company's directors are independent. For purposes of the Company's Director Independence Standards, the "Company" refers to Franklin Resources, Inc. and its consolidated subsidiaries.

For a director to be considered independent, the Board must determine affirmatively that the director does not have material relationships with the Company either directly, or as a partner, stockholder or officer of an organization that has a relationship with the Company. Such determination will be made and disclosed pursuant to applicable NYSE or other applicable rules. A material relationship can include, but is not limited to, commercial, industrial, banking, consulting, legal, accounting, charitable and family relationships.

Policy Regarding Multiple Board Memberships. The Board has adopted a policy regarding memberships on boards of directors or equivalent governance bodies of unaffiliated publicly traded companies or other entities. If a director of the Company also serves as the principal executive officer, such as the chief executive officer or president, of a publicly traded company, it is the policy of the Board that such director shall not accept membership on a board of directors or equivalent governance body of another publicly traded company, without first informing and obtaining the consent of the Company's Corporate Governance Committee, if such new membership would result in the director serving contemporaneously on three or more boards of directors or equivalent governance bodies of unaffiliated publicly traded companies, excluding the Company's Board. If a director does not serve as a principal executive officer, such as a chief executive officer or president, of a publicly traded company, it is the policy of the Board that such director shall not accept membership on a board of directors or equivalent governance body of another publicly traded company, without first informing and obtaining the consent of the Company's Corporate Governance Committee, if such new membership would result in the member serving contemporaneously on four or more boards of directors or equivalent governance bodies of publicly traded companies, excluding the Company's Board.

Prohibition Against Hedging Transactions. Pursuant to the Company's Code of Ethics and Business Conduct, which is applicable to all employees, temporary employees, directors and officers of the Company and its subsidiaries and affiliates, short sales of securities, including "short sales against the box" (i.e., a short sale by the holder of a long position in the same stock) of securities issued by the Company, and securities issued by any closed-end fund sponsored or advised by the Company, are prohibited. This prohibition also applies to effecting economically equivalent transactions, including, but not limited to, purchasing and selling call or put options and swap transactions or other derivatives that would result in a net short exposure to the Company or any closed-end fund sponsored or advised by the Company.

Prohibition Against Pledging. Pursuant to the Company's Code of Ethics and Business Conduct, unless otherwise previously approved by the Compensation Committee, directors and executive officers are prohibited from directly or indirectly pledging, hypothecating or otherwise encumbering securities issued by the Company as collateral for indebtedness. This prohibition includes, but is not limited to, holding such securities in a margin account that could cause securities issued by the Company to be subject to a margin call or serve as collateral for a margin loan. Securities issued by the Company that were not received as compensation are not subject to the prohibition as long as the holder of such securities remains in compliance with applicable Stock Ownership Guidelines. If any person has subject securities issued by the Company pledged as collateral or held in a margin account when such person becomes a director or executive officer of the Company, the pledge must be released within one year from the date the person became a director or executive officer.

Stock Ownership Guidelines. Our Board of Directors has adopted stock ownership guidelines for directors and executive officers. Directors and executive officers are permitted a five-year grace period to reach the applicable ownership level established under the guidelines. Our Directors are expected to own shares of common stock of the Company with a value of at least 5x the value of their annual cash retainer within five years of their appointment to the Board. Similarly, executive officers of the Company are expected to own shares of common stock of the Company with a value equal to a specific multiple of such executive officer's base salary, as indicated in the table below, by five years from when he or she first assumed the position for which stock ownership is expected:

Title	Market Value of Shares Owned as a Multiple of Base Salary
Director	5X
Executive Chairman	5X
Vice Chairman	5X
Chief Executive Officer	5X
President	4X
Executive Vice President	4X
Other Executive Officers	3X

Both direct and certain indirect forms of ownership are recognized in achieving these guidelines, including shares owned outright, unvested time-based restricted stock and restricted stock units, 401(k) plan funds invested in shares of the Company's common stock, and funds deemed invested in shares of the Company's common stock under the 2006 Directors Deferred Compensation Plan. Shares of the Company's common stock held by immediate family members (which includes a director's or executive officer's spouse, children and parents) or entities controlled by a director or executive officer may be considered holdings of the director or executive officer for purposes of the guidelines only and not as an admission of beneficial ownership for any other purpose. As of December 20, 2024, all directors and executive officers were in compliance with these guidelines.

Executive Compensation Clawback Policy

The Company's general employee compensation clawback practices provide for recovery of compensation amounts (i) in connection with fraud or a breach of securities law by an individual or (ii) when (A) the Company issues a restatement of financial results to correct a material error; (B) the Compensation Committee determines, in good faith, the individual's fraud or willful misconduct was a significant contributing factor to the need to issue such restatement; and (C) some or all of an award awarded to that individual prior to such restatement and/or shares of the Company's common stock or mutual fund shares that were awarded and/ or other property earned by the individual prior to such restatement would not have been awarded and/or earned, as applicable, based upon the restated financial results.

In addition, effective for compensation awarded for periods beginning on or after October 1, 2023, the Board adopted an Executive Compensation Clawback Policy ("Clawback Policy"). The Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation following accounting restatements from persons who served as an executive officer of the Company at any time during the performance period for such incentive-based compensation and who received such compensation during the three fiscal years preceding the date on which the Company is required to prepare an accounting restatement. The compensation to be recovered is the amount in excess of what would have been paid based on the restated results. Recovery will be required on a "no fault" basis, without regard to whether any misconduct occurred and without regard to whether an executive officer was responsible for the erroneous financial statements.

Information About the Board and its Committees

Board Meetings and Annual Meeting of Stockholders

During fiscal year 2024, the Board held nine meetings (not including committee meetings). For fiscal year 2024, each of the directors attended at least seventy-five percent (75%) of the aggregate of (i) the total number of meetings of the Board held during the period he or she served as a director and (ii) the total number of meetings of each committee on which he or she served during the period.

To promote open discussion among the independent directors, the independent directors meet in executive session at least two times per year and generally meet in executive session after regularly scheduled Board meetings. Mariann Byerwalter, the Lead Director, presides at the executive sessions of the independent directors. The Board encourages directors to attend the annual meeting of stockholders. All directors then standing for election attended last year's annual meeting.

Committee Membership and Meetings

The current standing committees of the Board are the Audit Committee, the Compensation Committee and the Corporate Governance Committee. The table below provides current membership and meeting information.

	Audit	Compensation	Corporate Governance
Mariann Byerwalter	M	—	M
Alexander S. Friedman	C	—	M
John Y. Kim	—	M	M
Karen M. King	M	M	—
Anthony J. Noto	M	—	M
John W. Thiel	M	M	—
Seth H. Waugh	—	C	—
Geoffrey Y. Yang	—	M	C
Fiscal year 2024 Meetings	5	7	4

M - Member   C - Chair

Below is a description of each standing committee of the Board. The Board has determined that each of these standing committees consists entirely of independent directors pursuant to rules established by the NYSE, rules promulgated under the Securities Exchange Act of 1934, and the Director Independence Standards established by the Board.

See "Director Independence Standards" above. The Board has also determined that each member of the Audit Committee and the Compensation Committee is independent under the criteria established by the NYSE and the SEC for audit committee and compensation committee members, as applicable.

The Audit Committee

Members:

ALEXANDER S. FRIEDMAN
(Chair)

MARIANN BYERWALTER

KAREN M. KING

ANTHONY J. NOTO

JOHN W. THIEL

The Board has determined that each Audit Committee member is financially literate under the NYSE listing standards and is an audit committee financial expert within the meaning of the rules of the SEC.

Number of meetings in fiscal year 2024: 5

Key Responsibilities:

- The primary purpose of the Audit Committee is to assist the Board in fulfilling its responsibility to oversee:
    1. the performance of the Company's internal audit function and independent auditor;
    2. the Company's financial reporting, auditing and internal control activities, including the integrity of the Company's financial statements;
    3. the independent auditors' qualifications and independence; and
    4. the Company's compliance with legal and regulatory requirements.

In addition:

- The Audit Committee also prepares the Report of the Audit Committee included in the Company's annual proxy statement.
- The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent auditors, including approval of all services and fees of the independent auditors.
- The Audit Committee is also responsible for reviewing the anti-money laundering policies, procedures and operations of the Company on a periodic basis.
- The Audit Committee meets with the Company's independent auditors and reviews the scope of their audit, the related reports and any recommendations they may make.
- The Audit Committee also reviews the annual audited financial statements of the Company.
- The Audit Committee assists the Board in reviewing the Company's enterprise risk assessment and risk management program with respect to key risks, including related to cybersecurity (as described more fully below under "Risk Management and the Board's Role in Risk Oversight").

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934.

The Audit Committee operates under a written charter adopted by the Board. The Audit Committee reviews and reassesses the adequacy of its charter annually and recommends any proposed changes to the Board for approval. The Audit Committee Charter is posted in the corporate governance section of the Company's website.

The Compensation Committee

Members:	Key Responsibilities:
SETH H. WAUGH, (Chair) **JOHN Y. KIM** **KAREN M. KING** **JOHN W. THIEL** **GEOFFREY Y. YANG** **Number of meetings in fiscal year 2024:** 7	• The Compensation Committee oversees the establishment of goals and objectives related to CEO compensation, determines the compensation of the CEO, discharges the responsibilities of the Board relating to compensation of the Company's executive officers and prepares the Compensation Committee Report regarding executive compensation matters for the Company's proxy statement. • The Compensation Committee also reviews and discusses with management proposed Compensation Discussion and Analysis disclosure and determines whether to recommend it to the Board for inclusion in the Company's proxy statement. • The Compensation Committee reviews and approves compensation arrangements between the Company and members of its Board of Directors. The Compensation Committee Charter reflects these various responsibilities, and the Compensation Committee and the Board of Directors annually review the charter and revise it as necessary or appropriate. The Compensation Committee Charter is posted in the corporate governance section of the Company's website.

The Compensation Committee generally adheres to the following processes and procedures in connection with the consideration and determination of the compensation of the Company's executive officers and directors.

Determination of Executive Compensation. The Compensation Committee meets periodically throughout the year to (i) review and approve corporate goals and objectives relevant to the compensation of the executive officers, (ii) evaluate the performance of the executive officers in light of those goals and objectives, and (iii) determine and approve the compensation of the executive officers. For a detailed description regarding the Compensation Committee's role in setting executive compensation, including the role of the Compensation Committee's Compensation Consultant and the Chief Executive Officer in the process, see "Compensation Discussion and Analysis" below.

Determination of Non-executive Director Compensation. The Compensation Committee meets at least annually to review and make recommendations to the Board on the compensation (including equity-based compensation) of the Company's non-executive directors. In reviewing and making recommendations on non-executive director compensation, the Compensation Committee considers, among other things, the following policies and principles:

• that the compensation should fairly pay the directors for the work, time commitment and efforts required by directors of an organization of the Company's size and scope of business activities, including service on Board committees;

• that a component of the compensation should be designed to align the directors' interests with the long-term interests of the Company's stockholders; and

• that directors' independence may be compromised or impaired for Board or committee purposes if director compensation exceeds customary levels.

As a part of its review, the Compensation Committee receives a report from its independent consultant on comparable non-executive director compensation practices and levels. No executive officer of the Company is involved in determining or recommending non-executive director compensation levels. For a description regarding the role and scope of assignment of the Compensation Committee's compensation consultant with respect to executive compensation, see "Compensation Discussion and Analysis" below. See the section of this Proxy Statement titled "Director Fees" below, for a discussion of compensation paid to the Company's directors during fiscal year 2024. Directors who are executives of the Company do not receive compensation for their Board service.

Incentive Plan Matters. The Compensation Committee also administers, among other plans and awards, the Company's Amended and Restated Annual Incentive Compensation Plan, the 2002 Universal Stock Incentive Plan, the Amended and Restated 1998 Employee Stock Investment Plan and the Amended and Restated 2017 Equity Incentive Plan. We refer to the 2002 Universal Stock Incentive Plan, the Amended and Restated 1998 Employee Stock Investment Plan and the Amended and Restated 2017 Equity Incentive Plan collectively as our "equity incentive plans".

The Corporate Governance Committee

Members:

GEOFFREY Y. YANG
(Chair)

MARIANN BYERWALTER

ALEXANDER S. FRIEDMAN

JOHN Y. KIM

ANTHONY J. NOTO

Number of meetings in fiscal year 2024: 4

Key Responsibilities:

- The Corporate Governance Committee has the responsibilities set forth in its charter and provides counsel to the Board of Directors with respect to the organization, function and composition of the Board and its committees and oversees the evaluation of the Board, its committees and individual directors.
- The Corporate Governance Committee is also responsible for developing and recommending to the Board corporate governance policies and procedures applicable to the Company.
- The Corporate Governance Committee oversees the Company's political activities and related policies, and reviews and approves our "Political Activities Statement" which is posted in the corporate governance section of the Company's website. This statement describes the Company's policies on corporate political activity, independent employee political participation, advocacy and lobbying activity, and compliance and oversight of these activities.
- The Corporate Governance Committee is also tasked with identifying and recommending to the Board's independent directors potential Lead Director candidates from among the independent directors.
- The Corporate Governance Committee oversees the Company's corporate responsibility and sustainability programs related to environmental, social and governance ("ESG") matters (including reviewing stockholder engagement efforts related to ESG matters).

The Corporate Governance Committee Charter is posted in the corporate governance section of the Company's website.

Director Nomination Process. The Corporate Governance Committee is responsible for identifying and recommending to the Board potential director candidates for nomination and election to the Board at the annual meeting of stockholders. It uses a variety of means as it determines are necessary or appropriate, including recommendations of stockholders, to do so. The Corporate Governance Committee has adopted a policy regarding nominations and qualifications of directors, which has been approved by the Board. Under this policy, the Corporate Governance Committee may solicit recommendations from current and former directors, management or others who may be familiar with qualified candidates and may consider current directors for re-nomination. The Corporate Governance Committee may, in its sole discretion, retain and terminate any search firm (and approve such search firm's fees and other retention terms) to assist in the identification of candidates.

The Corporate Governance Committee believes there are certain minimum skills and qualifications that each director nominee must possess or satisfy, including:

- high personal and professional integrity and ethical character;
- significant achievement in business, finance, government, education, law, technology or other fields important to the operation of the Company;
- the ability to exercise sound business judgment on a broad range of issues;
- sufficiently broad experience and professional and educational background to have a general appreciation of the major issues facing public companies of a size and scope similar to the Company;
- the willingness and ability to devote the necessary time to Board duties, including preparing for and attending meetings of the Board and its committees; and
- being prepared to represent the best interests of the Company and its stockholders and committed to enhancing stockholder value.

The Corporate Governance Committee also believes there are other skills and qualifications that at least one or more directors must possess or satisfy, including:

- experience and knowledge of the industry sector in which the Company operates its business;
- a majority of the directors being "independent" directors in accordance with the corporate governance listing standards of the NYSE;
- at least three directors meeting the additional independence requirements for members of the Audit Committee of the Board in accordance with the applicable rules of the NYSE and the SEC;
- at least three directors who are eligible to serve on the Audit Committee of the Board being "financially literate" or capable of becoming "financially literate" within a reasonable period of time;
- at least one director who is eligible to serve on the Audit Committee of the Board being an "audit committee financial expert" in accordance with applicable rules of the SEC;
- at least three directors meeting the additional independence requirements for members of the Compensation Committee of the Board in accordance with the applicable rules of the NYSE and the SEC; and
- other standards the Board may adopt from time to time.

In considering candidates for director nominees, the Corporate Governance Committee generally assembles information regarding a candidate's background and qualifications, evaluates a candidate's mix of skills and qualifications and determines the contribution the candidate could be expected to make to the overall functioning of the Board, giving due consideration to the overall Board balance of diversity of perspectives, backgrounds and experiences. The Corporate Governance Committee reviews annually with the Board the composition of the Board as a whole, including whether the Board reflects the appropriate balance of independence, sound judgment, business specialization, technical skills, diversity and other desired qualities.

With respect to current directors, the Corporate Governance Committee considers past attendance at meetings and assesses participation in and contributions to the activities of the Board. The Corporate Governance Committee, in its discretion, may designate one or more of its members to interview any candidate. In addition, the Corporate Governance Committee may seek input from the Company's management or the Board, who may interview any candidate. The Corporate Governance Committee recommends director nominees to the Board based on its assessment of overall suitability to serve on the Board in accordance with the Company's policy regarding nominations and qualifications of directors.

Stockholder Recommendation of Director Nominees. The Corporate Governance Committee will consider candidates recommended for nomination to the Board by stockholders of the Company. Stockholders may make such a recommendation by submitting a completed Director Nomination Form, which is posted in the corporate governance section of the Company's website, not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date on which the Company first (i) mailed its notice of annual meeting, proxy statement and proxy or (ii) sent its notice of annual meeting and notice of internet availability of its proxy materials, whichever is earlier, for the immediately preceding year's annual meeting. Completed Director Nomination Forms shall be sent to: Corporate Governance Committee, Franklin Resources, Inc., c/o Corporate Secretary, One Franklin Parkway, San Mateo, CA 94403-1906. This year our Proxy Statement is dated Friday, December 20, 2024; for a recommendation to be properly made for the 2026 annual meeting, we must receive the notice of recommendation between July 23, 2025 and August 22, 2025.

The Corporate Governance Committee evaluates candidates recommended by stockholders generally in the same manner as any other candidate. The Corporate Governance Committee will also seek and consider information concerning any relationship between a stockholder recommending a candidate and the candidate to determine if the candidate can represent the interests of all of the stockholders. The Corporate Governance Committee will not evaluate a candidate recommended by a stockholder unless the Director Nomination Form provides that the potential candidate has indicated a willingness to serve as a director, to comply with the expectations and requirements for Board service as publicly disclosed by the Company and to provide all of the information necessary to conduct an evaluation.

Board Leadership Structure

Mr. Gregory E. Johnson has served as Chairman of the Board since June 2013 and Executive Chairman of the Company since February 2020. Our CEO, Ms. Jennifer M. Johnson, serves as a director, but does not have a chair or lead director role on the Board. Ms. Marianne Byerwalter was selected by the independent directors as the Lead Director. The Board believes that its leadership structure strengthens the Board's ability to focus on key risk, business and strategic issues and helps the Company operate in the long-term interests of stockholders.

The duties of the Lead Director are set forth in the Lead Director Charter available on the Company's website and include:

- presiding at the executive sessions of the independent directors and of the non-employee directors of the Board;
- presiding at meetings of the Board in the absence of the Chairman and Vice Chairman of the Board or upon the request of the Chairman;
- calling meetings of the independent directors and non-employee directors of the Board, as appropriate;
- serving as a liaison to facilitate communications between other members of the Board and the Chairman, the Vice Chairman, the CEO and the President, without inhibiting direct communications between and among such persons;
- advising and consulting with the Chairman on, and approving, Board and committee meeting schedules, including the need for special meetings as appropriate, and Board and committee meeting agenda items, to help ensure that appropriate items are brought forward for Board and committee consideration and appropriate time is apportioned for discussion;
- advising and consulting with the Chairman on the general scope and type of information to be provided in advance and/or to be presented at Board meetings;
- in coordination with the Chairman, serving as a liaison to stockholders who request direct communications and consultation with the Board or otherwise delegating such task to an appropriate member of the Board based on the circumstances;
- consulting with outside counsel and other advisors as he or she deems appropriate in fulfilling the Lead Director role;
- collaborating with the Compensation Committee on the annual performance evaluation of the CEO; and
- collaborating with the Corporate Governance Committee on matters related to Board effectiveness and independence including the performance and structure of the Board and its committees, and the performance of individual directors.

The Board does not have a fixed policy regarding the separation of the offices of the Chairman and CEO and the Corporate Governance Committee reviews the Board's leadership structure annually with the Board. The Board believes that the current structure is appropriate because having different senior executives for each of the Company and the Board provides clear leadership for the strategic vision, management and operations of the Company. This structure is supported by a strong independent Board led by our Lead Director, which helps to maintain effective oversight of management and the Company's strategy, risk management and operations. The Board also believes this structure allows for robust and frequent communication between the Board's independent directors and management, enabling the Board to gain a deeper understanding of the Company and work with management to enhance shareholder value.

Board and Committee Evaluation Process

The Board believes that conducting an annual evaluation process is a critical component of good corporate governance and improves the performance of the Board as a whole and its committees. The independent Chair of the Corporate Governance Committee leads the annual performance evaluation of the Board. The Chair of each of the committees leads the review of their respective committees and shares this information with the Lead Director who discusses these results with the Board as part of the Board's self-evaluation process. Each Committee holds a candid evaluation of its performance, using established guidelines as a resource, and the Board holds a similar evaluation of its performance. The results of the evaluation are discussed in a closed session of the independent directors led by the Lead Director and the committee Chairs. A summary of the evaluation results and recommendations for improvement is then reported to the full Board, and Company policies and practices are updated, as appropriate.

Risk Management and the Board's Role in Risk Oversight

Our Company recognizes the importance of effective risk management to the success of our business and our stockholders and has long-standing and highly developed structures in place to manage risk. The Board of Directors has principal responsibility for oversight of the Company's risk management processes.

BOARD OF DIRECTORS

- The Board regularly receives information on risks facing the Company from, and provides oversight to, a variety of management groups, including the enterprise risk management, global compliance, internal audit, finance risk and control, anti-money laundering, cybersecurity, human resources and compensation risk review groups, among others.
- The full Board oversees the Company's business continuity planning, reviewing and approving management's plans with respect to, among other things, key management succession, disaster planning, crisis management, and prioritization of recovery efforts.
- The Board also reviews and approves the Company's Corporate Liquidity Policy, which addresses how the Company would respond to possible liquidity crises created by temporary market disruptions and/or longer-term financial distress.
- The full Board receives reports of certain risks annually, including with respect to cyber and information security and anti-money laundering and the Company's related risk-management programs.

  

BOARD COMMITTEES

- Each of these Board committees reports to the full Board at each Board meeting.
- Each of the Audit, Compensation and Corporate Governance Committees report on identified risks, along with other committee matters, at meetings of the full Board.
- The Board, Audit Committee, Compensation Committee and Corporate Governance Committee review and discuss identified risks with the relevant members of senior management and members of the various groups with responsibility for risk identification and management. These regular communications provide the Board with a practical and in-depth understanding of the risks facing the Company and enable the Board to provide direction to management with respect to its approach to identifying, monitoring and addressing material risks.

AUDIT COMMITTEE	COMPENSATION COMMITTEE	CORPORATE GOVERNANCE COMMITTEE
• The Audit Committee receives risk management, cybersecurity and other key risk topic reports regularly from the Company's Chief Risk and Transformation Officer or other senior leaders within the Company. The Audit Committee also receives internal audit reports at least quarterly from the Company's internal auditor. • The Audit Committee receives anti-money laundering compliance program reports from the designated compliance officer throughout the year.	• The Compensation Committee and a management compensation risk review committee review and discuss the Company's compensation policies and programs to ensure they do not encourage excessive risk-taking.	• The Corporate Governance Committee reviews and discusses the Company's Corporate Governance practices, ESG risks and sustainable investing options to ensure they do no present excessive risks to the Company.

  

MANAGEMENT

- Management provides reports either directly to the full Board, or to the Audit Committee, Compensation Committee or Corporate Governance Committee.
- Regional and separate key risk committees of our management, as well as business and operational risk functions, report to the enterprise-wide management groups which in turn report to the full Board or a committee of the Board.
- Our internal audit and global compliance groups conduct monitoring and testing of Company-wide policies and procedures.

Our Board's role in risk oversight is well-supported by having as directors an experienced Chairman and CEO, both of whom have extensive knowledge of and experience with the risks that the Company faces. In addition, the Audit, Compensation and Corporate Governance Committees of the Board are composed entirely of independent directors, as described above in "Committee Membership and Meetings," which the Board believes also enhances risk oversight.

The following table provides information on the total compensation earned by the Company's directors in fiscal year 2024. As officers of the Company, Jennifer M. Johnson, Gregory Johnson and Rupert H. Johnson, Jr. did not receive separate directors' fees so they have been omitted from this table.

FISCAL YEAR 2024 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Total ($)[4]
Mariann Byerwalter	179,500	195,011	374,511
Alexander S. Friedman	170,750	195,000	365,750
John Y. Kim	—	334,000	334,000
Karen King	—	337,000	337,000
Anthony J. Noto	137,000	195,011	332,011
John W. Thiel	147,000	195,011	342,011
Seth H. Waugh	144,500	195,000	339,500
Geoffrey Y. Yang	121,750	229,761	351,511

[1] Fees include quarterly retainer fees, excess meeting attendance fees and fees for service as a committee chair. Fees are awarded in cash, the payment of which may be deferred pursuant to the 2006 Directors Deferred Compensation Plan (the "Director Deferred Plan") described below under "Deferred Director Fees." Pursuant to the Director Deferred Plan, directors may elect to defer payment of their directors' fees and stock awards into hypothetical investments in common stock of the Company and/or in Company-sponsored mutual funds. If a director receives fees in cash or elects to defer fees (including the annual stock grant) into hypothetical units of Company-sponsored mutual funds, such amounts are included in this column. Any such director fees deferred into hypothetical shares of the Company's common stock are included in the "Stock Awards" column. See notes 2 and 3 below.

[2] Stock Awards amounts represent the aggregate grant date fair value, determined in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation - Stock Compensation" ("ASC 718"), associated with (i) an annual stock grant made on February 6, 2024, provided such stock grant is not deferred into hypothetical units of Company-sponsored mutual funds (see note 1 above), and (ii) director fees earned in fiscal year 2024 but whose payment is deferred into hypothetical shares of the Company's common stock and eventually payable in cash. See "Deferred Director Fees" below. The valuation assumptions (i) for the annual stock grant are the closing price for the common stock on the NYSE on the grant date (February 6, 2024) and (ii) for the deferred hypothetical shares of Company common stock are changes in the closing price of the common stock on the NYSE during fiscal year 2024, and the reinvestment of dividends declared by the Company. Because of the required accounting treatment under ASC 718, the stock award amounts for fees earned in fiscal year 2024 and deferred into hypothetical shares of common stock may vary (up or down) to reflect market prices of the common stock.

[3] The following represents the grant date fair value determined in accordance with ASC 718 for all Stock Awards granted in fiscal year 2024. See "Note 16—Stock-Based Compensation" in the Company's Annual Report on Form 10-K for fiscal year 2024 filed with the SEC on November 12, 2024 for further details.

Name	Actual Common Stock ($)	Deferred Hypothetical Shares ($)
Mariann Byerwalter	195,011	—
Alexander S. Friedman	—	195,000
John Y. Kim	—	334,000
Karen King	—	337,000
Anthony J. Noto	195,011	—
John W. Thiel	195,011	—
Seth H. Waugh	—	195,000
Geoffrey Y. Yang	195,011	34,750

[4] Mr. G. Johnson is the Executive Chairman of the Company and Chairman of the Board and does not receive compensation for his service as a director. Ms. Johnson is the President and CEO of the Company and does not receive compensation for her service as a director. See the "Summary Compensation Table for Fiscal Year 2024" below. Mr. R. H. Johnson, Jr. is the Vice Chairman of the Company and does not receive compensation for his service as a director. See "Certain Relationships and Related Transactions" below for information regarding his fiscal year 2024 compensation. In addition, investment offerings may be provided to directors without charging management or performance fees consistent with the terms offered to other employees who meet the applicable requirements. As of September 30, 2024, Mr. Friedman had investments of $682,791 in these funds.

Director Fees

Standard Compensation Arrangements

As of September 30, 2024, the compensation arrangements for non-employee directors consist of the board and meeting fees, and annual equity award, below.

Lead Director Retainer. The director designated by the independent directors of the Board as the lead director of the Board is entitled to receive an annual lead director cash retainer fee of $35,000 (one-fourth of which is paid quarterly).

Director Retainer and Special Meeting Fee. Non-employee directors are entitled to receive an annual Board cash retainer fee of $100,000 (one-fourth of which is paid quarterly), plus $5,000 for each Board meeting attended by such director in excess of the five regularly scheduled Franklin Board meetings per fiscal year.

Director Annual Equity Award. Non-employee directors are also entitled to receive an annual equity award on the date of each annual organizational meeting of the Board, valued at $195,000 (rounded up to the nearest whole share).

Committee Chairperson Retainers. The Chairperson of the Audit Committee is entitled to receive an annual cash retainer fee of $30,000 (one-fourth of which is paid quarterly), and the Chairpersons of the Compensation Committee and the Corporate Governance Committee each is entitled to receive an annual cash retainer fee of $25,000 (one-fourth of which is paid quarterly).

Committee Member Retainers. Each member of the Audit Committee (including the Chairperson) is entitled to receive an annual cash retainer fee of $15,000 (one-fourth of which is paid quarterly), and each member of the Compensation Committee and the Corporate Governance Committee (including each committee's Chairperson) is entitled to receive an annual cash retainer fee of $12,000 (one-fourth of which is paid quarterly).

Special Committee Meeting Fees. A $1,500 special committee meeting cash fee is payable to (i) each member of the Audit Committee for each Audit Committee meeting attended by such member in excess of 10 Audit Committee meetings per fiscal year, (ii) each member of the Compensation Committee for each Compensation Committee meeting attended by such member in excess of eight Compensation Committee meetings per fiscal year, and (iii) each member of the Corporate Governance Committee for each Corporate Governance Committee meeting attended by such member in excess of eight Corporate Governance Committee meetings per fiscal year. In addition, a $2,500 special committee meeting cash fee is payable to each member of an ad hoc special committee addressing litigation and regulatory matters for each such committee meeting attended by such member.

Other Board Compensation. In addition, the Company reimburses directors for certain expenses incurred in connection with attending Board and committee meetings as well as other related events, including travel, hotel accommodations, meals and other incidental expenses for the director and his or her spouse accompanying the director in connection with such events.

Deferred Director Fees

The Company allows non-employee directors to defer payment of their directors' fees and stock awards in a manner that is intended to comply with the provisions of Section 409A of the Internal Revenue Code ("Code"), and to treat the deferred amounts as hypothetical investments in common stock of the Company and/or in Company-sponsored mutual funds, as selected by the director. Directors are then credited with the same earnings, gains or losses that they would have incurred if the deferred amounts had been invested in the specific investments and for the specific periods as directed by each particular director.

Additionally, directors who defer their directors' fees and stock awards are credited with notional dividends and other distributions at the same time, in the same form, and in equivalent amounts as dividends and other distributions that are payable from time to time with respect to investments selected by each particular director. On the payout dates elected by a director, the hypothetical investments are valued and the Company must pay the director or his or her beneficiary a cash amount equal to the value of the hypothetical investments. Payouts may be made in a lump sum or in periodic installments.

Stock Ownership of Certain Beneficial Owners

The following table contains information regarding the beneficial ownership of our common stock as of December 9, 2024, by the stockholders that our management knows to beneficially own more than five percent of our outstanding common stock as of such date. The percentage of ownership is calculated based on 523,982,812 outstanding shares of common stock on December 9, 2024.

Except as otherwise noted, each beneficial owner in the following table had sole voting and investment power with respect to such shares.

Name and Address of Beneficial Owner[1]	Shares Beneficially Owned[2]	Percent of Class
Rupert H. Johnson, Jr.[3]	104,202,241	19.9%
Charles B. Johnson[4]	97,812,947	18.7%
The Vanguard Group[5]	32,296,534	6.2%
Great-West Lifeco Inc.[6]	31,557,117	6.0%
BlackRock, Inc.[7]	29,501,986	5.6%

[1] The addresses of Messrs. C. B. Johnson and R. H. Johnson, Jr. are: c/o Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403-1906.

[2] The number of shares of Company common stock beneficially owned by each person is determined under rules promulgated by the SEC.

[3] Includes 102,453,045 shares held in a trust for which Mr. R. H. Johnson, Jr. is trustee; 28,712 shares held in the 401(k) Plan; 563,735 shares held in an individual retirement account ("IRA"); 10,116 shares held by spouse (disclaims beneficial ownership of such shares); and 1,146,633 shares held by a private charitable foundation for which he is trustee (disclaims beneficial ownership of such shares).

[4] Includes 89,300,242 shares held in a trust for which Mr. C.B. Johnson is trustee; 24,229 shares held in the 401(k) Plan; 4,059,651 shares held in an IRA; and an aggregate of 4,428,825 shares held by two private charitable foundations for which he is trustee (disclaims beneficial ownership of such shares).

[5] Based solely on a Schedule 13G/A of The Vanguard Group, Inc. filed with the SEC on February 13, 2024, reporting shares of Company common stock owned as of December 29, 2023. Includes (i) shared power to vote or direct to vote 398,169 shares, (ii) sole power to dispose of or direct the disposition of 31,012,786 shares, and (iii) shared power to dispose of or direct the disposition of 1,283,748 shares. Principal business office address is 100 Vanguard Blvd, Malvern, PA 19355.

[6] Based solely on a Schedule 13G of Great-West Lifeco Inc. filed with the SEC on January 5, 2024, reporting shares of Company common stock owned as of January 1, 2024. Includes shared power to vote or direct to vote and shared power to dispose of or direct the disposition of 31,557,117 shares. Principal business office address is 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5.

[7] Based solely on a Schedule 13G/A of BlackRock, Inc. filed with the SEC on January 29, 2024, reporting shares of Company common stock owned as of December 31, 2023. Includes (i) sole power to vote or direct to vote 27,044,363 shares, and (ii) sole power to dispose of or direct the disposition of 29,501,986 shares. Principal business office address is 50 Hudson Yards, New York, NY 10001.

Stock Ownership and Stock-Based Holdings of Directors and Executive Officers

The following table contains information regarding the beneficial ownership of our common stock as of December 9, 2024 by:

- each director and director nominee;
- each executive officer named in the "Summary Compensation Table for Fiscal Year 2024" below; and
- all current directors, director nominees and executive officers of the Company as a group (including named executive officers).

The percentage of ownership is calculated based on 523,982,812 outstanding shares of common stock on December 9, 2024. Except as otherwise noted, each beneficial owner in the following table had sole voting and investment power with respect to such shares.

Name of Beneficial Owner	Shares Beneficially Owned[1]	Total Company Stock-Based Holdings[2]	Percent of Shares Beneficially Owned[3]
Directors and Director Nominees:			
Mariann Byerwalter[4]	17,817	34,934	*
Alexander S. Friedman	—	26,463	*
Gregory E. Johnson[5]	6,851,751	6,851,751	1.3%
Jennifer M. Johnson[6]	7,549,165	7,549,165	1.4%
Rupert H. Johnson, Jr.[7]	104,202,241	104,202,241	19.9%
John Y. Kim	—	46,962	*
Karen M. King	—	39,998	*
Anthony J. Noto	30,188	30,188	*
John W. Thiel	23,828	23,828	*
Seth H. Waugh	2,414	60,678	*
Geoffrey Y. Yang	57,100	117,340	*
Named Executive Officers:			
Jennifer M. Johnson (see above)			
Matthew Nicholls[8]	461,584	461,584	*
Gregory E. Johnson (see above)			
Terrence Murphy[9]	158,643	158,643	*
Adam B. Spector[10]	622,316	622,316	*
All directors, nominees and executive officers as a group (16 persons)[11]	119,928,627	—	22.9%

* Represents less than 1% of the outstanding common stock.

[1] The number of shares of Company common stock beneficially owned by each person is determined under rules promulgated by the SEC. Under these rules, a person is deemed to have "beneficial ownership" of any shares over which that person has or shares voting or investment power, plus any shares that the person may acquire within 60 days. The Company has no outstanding stock options.

[2] For non-employee directors, this column combines beneficial ownership of shares of our common stock with deferred director fees held by certain non-employee directors in an account economically equivalent to our common stock (but payable in cash), as of December 9, 2024. See "Director Fees—Deferred Director Fees" for a description of deferred director fees. For named executive officers, this column includes time-based unvested restricted stock units held by such officers. Restricted stock units do not confer voting or dispositive power. This column indicates the alignment of the named persons with the interests of the Company's stockholders because the value of their total holdings will increase or decrease correspondingly with the price of the Company's common stock. Other than beneficially owned shares of our common stock, the amounts described in this footnote are not included in the calculation of the percentages contained in the Percent of Shares Beneficially Owned column of this table.

[3] The percent ownership for each stockholder on December 9, 2024 is calculated by dividing (i) the total number of shares beneficially owned by the stockholder by (ii) the total number of shares outstanding on December 9, 2024 plus any shares acquirable by that person currently or within 60 days after such date.

(4) Shares held by a revocable family trust for which Ms. Byerwalter is sole trustee with voting and investment power.

(5) Mr. G. Johnson is also a named executive officer of the Company. Includes 7,319 shares held in the 401(k) Plan, 62,273 unvested restricted stock units, and an aggregate of 2,969,100 shares held by two limited partnerships. Also includes 249,765 shares held by his children or children's trusts for which he is trustee, 216,900 shares held by sibling venture limited partnership for which he is manager, 25,119 shares held by spouse, and 1,178,795 shares held by a private charitable foundation for which he is trustee (in each case disclaims beneficial ownership of such shares).

(6) Ms. Johnson is also a named executive officer of the Company. Includes 2,519 shares held in the 401(k) Plan, 586,381 unvested restricted stock units, an aggregate of 2,854,600 shares held by two limited partnerships. Also includes 565,449 shares held by her children or children's trusts for which she is trustee, 305,281 shares held in trusts for niece/nephews for which she is trustee, and 1,177,954 shares held by a private charitable foundation for which she is trustee (in each case disclaims beneficial ownership of such shares).

(7) See footnote (3) under "Stock Ownership of Certain Beneficial Owners" above.

(8) Includes 225,844 unvested restricted stock units.

(9) Includes 130,908 unvested restricted stock units.

(10) Includes 323,523 unvested restricted stock units.

(11) Includes an aggregate of 38,550 shares held in the 401(k) Plan and 1,436,780 unvested restricted stock units.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") provides an overview and analysis of our executive compensation program and the decisions made regarding the compensation of our named executive officers, who are our Chief Executive Officer, our Chief Financial Officer, and our three other highest paid executive officers in fiscal year 2024 (together, our "NEOs"). This CD&A also explains how our executive compensation design and decision-making aligns with the Company's performance and business objectives, fiscal year 2024 business and operational highlights, fiscal year 2024 compensation decisions for our NEOs and the rationale for such decisions. This CD&A should be read together with the compensation tables that follow this section.

For the fiscal year ended September 30, 2024, our NEOs were:











JENNIFER M. JOHNSON	**GREGORY E. JOHNSON**	**MATTHEW NICHOLLS**	**ADAM B. SPECTOR**	**TERRENCE MURPHY**
President and Chief Executive Officer	Executive Chairman and Chairman of the Board	Executive Vice President, Chief Financial Officer and Chief Operating Officer	Executive Vice President and Head of Global Distribution	Executive Vice President and Head of Public Markets

This CD&A is organized into the following six sections, which begin on the page numbers referenced below.

1. Our Compensation Philosophy

Our Compensation Committee believes that executive compensation should be strongly linked to our performance – both for our investors and for our clients who entrust us to manage their investments and in turn drive our success. We recognize the importance of our compensation decisions to these constituencies and believe the design and implementation of our executive compensation program reflects this stewardship. Accordingly, we seek to maintain an executive compensation program that is designed to attract and retain skilled executives, incentivize executives to deliver returns for our clients and thus maximize our financial performance and the creation of stockholder value, and align executives' interests with those of our stockholders.

We aim to achieve these objectives by granting a significant majority of executive compensation in the form of "at-risk" compensation, where the value of compensation is dependent on our performance. Our at-risk compensation is typically granted in the form of (i) annual incentive cash bonus awards and restricted stock unit ("RSU") awards granted under our Amended and Restated Annual Incentive Compensation Plan (the "AIP") that are earned based on certain annual performance objectives and (ii) performance-based RSU awards that are earned and vest based on achievement of annual and three-year financial performance objectives. We currently do not grant stock options. The significant equity portion of our at-risk compensation serves to align the interests of our NEOs with those of our stockholders. In addition, the Compensation Committee recognizes that NEOs implement and effect long-term initiatives for the Company that often take more than one fiscal year to accomplish and, accordingly, should receive a significant percentage of their compensation in the form of equity that does not immediately vest.

In making executive compensation decisions, the Compensation Committee exercises structured judgment to evaluate each NEO's performance in light of financial and non-financial performance objectives that it believes are important to the growth and welfare of the Company and for long-term value for our stockholders. These performance objectives emphasize the achievement of Company-wide investment and financial performance objectives as well as strategic initiatives which typically are focused on business unit and individual performance objectives that are specific to each NEO. Below is a summary of the objectives that the Compensation Committee assesses when making compensation decisions.

Performance Objectives	Primary Considerations
Investment Performance	Ratings are weighted 10%, 40%, 40%, and 10% for the 1-, 3-, 5- and 10-year investment management performance respectively, including performance relative to peers and performance of our alternative SIMs
Financial Metrics (vs Target)	Adjusted operating revenue, adjusted operating income, adjusted operating margin, adjusted earnings per share, and three-year stockholder return
Strategic Execution and Leadership/Management	Further enhance investment management platform; strengthen investment services for investment teams; evolve distribution to diversify clients, geography and investment vehicles; focus on firm-wide effectiveness and efficiencies; accelerate growth by adding capabilities through opportunistic acquisitions, innovate new business models and revenue streams; human resources matters including D&I initiatives
Distribution Performance	Flows including sales and redemptions; long-term organic growth rates and effective fee rates vs peers

The weighting of performance metrics used by the Compensation Committee in determining our CEO's fiscal year 2024 annual incentive award is as depicted below:



30% Investment Performance

25% Distribution Performance

25% Strategy Execution and Leadership/ Management

20% Financial Metrics (versus Target)

Stockholder Engagement on Compensation

We engage with stockholders to provide multiple opportunities for them to express their views so that we may consider those views as we evaluate our governance practices, executive compensation program and other matters of interest to stockholders. We value our stockholders' feedback and we are committed to maintaining an active dialogue to ensure that we understand the priorities and concerns of our stockholders.

Our focus on at-risk compensation has been strongly supported by our stockholders in the past. Consistent with the vote of our stockholders at our 2023 annual meeting of stockholders, we conduct an advisory vote on the compensation of our NEOs (a "say-on-pay proposal") every three years. At our 2023 annual meeting of stockholders, approximately 94% of the votes cast were in favor of our executive compensation policies, practices and determinations. The Compensation Committee believes that this vote reflects strong support for our executive compensation program and philosophy. The Compensation Committee intends to continue to implement executive compensation programs and decisions that it believes are the best interests of our stockholders.

Our Board encourages an open and constructive dialogue with stockholders on compensation and other corporate governance matters to ensure alignment on policies and practices. In fiscal year 2024, we contacted our top 15 institutional stockholders, representing approximately 30% of our outstanding shares, and approximately 50% of our outstanding shares held by persons or entities other than Messrs. Charles B. Johnson and Rupert H. Johnson. Our investor relations, corporate governance, executive compensation, and ESG teams met with the nine stockholders who requested to meet with us. Our meetings with stockholders focused on corporate governance and executive compensation matters. No concerns regarding executive compensation were raised from our engagements.

2. Compensation Overview

Our executive compensation program consists primarily of three elements: (1) base salary, (2) short-term incentive compensation based on company-wide investment and financial performance objectives and NEO-specific strategic initiatives, and which is paid in a combination of cash and time-based incentive RSU awards, and (3) RSU awards subject to long-term performance-based vesting conditions.

Compensation Element	Designed To Reward	Relationship To The Objectives
Base Salary	• Experience, knowledge of the industry, duties and scope of responsibility	• Provides a minimum, fixed level of cash compensation to attract and retain talented executives to the Company who can continue to improve the Company's overall performance
Annual Incentive Compensation • **Incentive cash awards** • **Incentive RSU awards** • **Incentive investment fund unit awards**	• Success in achieving objectives	• Motivates executives to achieve specific financial and non-financial Company-wide, business unit and individual performance objectives • Provides competitive compensation to attract and retain talented executives • Links annual incentive to value creation for stockholders with a mix of cash and equity • Induces retention of key executives with the Company with incentive RSU awards awarded based on annual performance and vesting subject to continued service in order to encourage retention
Long-term Incentive Compensation • **Performance RSU awards**	• Continued excellence and achievement of objectives over time • Success in long-term growth and development	• Motivates executives to achieve specific Company-wide financial objectives over a three-year performance period • Aligns the executives' interests with long-term stockholder interests with performance RSU awards earned based on achievement of financial performance objectives • Provides competitive compensation to attract and retain talented executives • Encourages retention of key executives with the Company with performance RSU awards subject to performance-based vesting conditions over a three-year period

Base Salary

The Compensation Committee believes that base salaries for our NEOs should be limited to a reasonable base compensation for the day-to-day performance of the NEOs' job responsibilities and that the majority of their pay should be in at-risk compensation tied to performance. Base salaries are evaluated by the Compensation Committee annually for all NEOs and in general do not change significantly year-to-year unless the NEO is promoted or the Compensation Committee determines that an adjustment is necessary due to compensation or economic trends in the industry.

Annual Incentive Compensation

Annual incentive compensation in the form of incentive cash awards and incentive RSU awards granted to our NEOs and incentive investment fund unit awards ("Fund Unit Awards" and, together with RSU awards, the "Annual Deferred Incentive Awards") granted to Mr. Murphy, are funded from an award pool (the "Award Pool") that is established annually under the AIP. The incentive RSU awards are granted under the 2002 Universal Stock Incentive Plan, as amended (the "USIP"), based on prior year performance and, for all NEOs other than Mr. Murphy, vest in equal installments over three years subject to continued service with the Company. As Mr. Murphy continues to transition to his role as Head of Public Markets, the Company has agreed that (1) Mr. Murphy has satisfied the vesting requirements for the RSU awards granted to him in fiscal year 2024 other than the notice period, and assuming proper notification, such awards are subject to immediate vesting upon retirement; and (2) to align Mr. Murphy's compensation with his role as Head of Public Markets, Fund Unit Awards are granted to Mr. Murphy pursuant to the terms of a deferred incentive plan (the "Deferred Incentive Plan") created for certain eligible employees in connection with the Company's acquisition of Legg Mason in 2020 pursuant to the terms of a deferred incentive plan (the "Deferred Incentive Plan") created for certain eligible employees in connection with the Company's acquisition of Legg Mason in 2020. The Annual Deferred Incentive Awards are granted shortly following the end of the fiscal year to which the award relates, with the number of RSU awards determined by dividing the dollar value of the equity portion of the award by the closing price of our common stock on the date of grant and the number of Fund Unit Awards determined based on the dollar value of the units of the applicable funds amongst which the award is allocated. NEOs receive dividends on unvested incentive RSU awards as and when dividends are paid to stockholders.

Targets under the AIP are based on a combination of Company-wide, business unit and individualized performance objectives. The Compensation Committee recognizes that the Company-wide measures may not fully reflect the individual performance and contributions made by our separate business units and their respective leaders, and therefore has incorporated objectives relating to achievement of strategic initiatives into the AIP. These objectives are specifically tailored to each business unit and include, but are not limited to, a mix of investment performance, sales, financial, customer service, technology and human resources objectives.

The size of the Award Pool is approved by the Compensation Committee and is fixed at a percentage of our pre-bonus net operating income, exclusive of passive income and calculated before non-operating interest, taxes, extraordinary items, and any special items such as special compensation payouts on account of an acquisition ("PBOI"). The specific size of the Award Pool is determined at the start of the fiscal year but may be revised by the Compensation Committee at any point during or after the fiscal year.

The annual incentive compensation paid and granted in November 2024, the specific strategic objectives considered by the Compensation Committee for each NEO in fiscal year 2024, and the Compensation Committee's determination of the Award Pool for fiscal year 2024 are summarized in "4. Fiscal Year 2024 Executive Compensation Decisions" below.

Long-Term Incentive Compensation

Our long-term incentive compensation consists of annual grants of performance RSU awards ("Performance Awards") under the USIP that vest over a three-year period based on the achievement of specified financial performance goals as described below.

Half of the Performance Awards granted in fiscal year 2024 will be earned and vested based on our Adjusted Operating Margin (as defined below) and half of the Performance Awards will be based on our relative total stockholder return over a three-year period (as described below). The Performance Award component that is based on Adjusted Operating Margin is earned based on our fiscal year performance, with performance vesting occurring in equal increments in each year over a three-year period, while the Performance Award component that is based on relative total stockholder return is earned and "cliff"-vests based on a three-year performance period. NEOs receive dividends on Performance Awards upon vesting of the applicable Performance Award.

The Performance Awards granted to each NEO for fiscal year 2024 was determined by the Compensation Committee with the goal of targeting a material percentage of the NEO's total incentive compensation in the form of Performance Awards. Mr. Murphy did not receive Performance Awards in fiscal year 2024.

In the event a performance measure is not achieved at or above a specified threshold level, the portion of an award tied to such performance measure is forfeited. The Compensation Committee selects performance-based vesting targets that it believes are sufficient to motivate NEOs by being challenging, but achievable. The specific performance-based vesting conditions applicable to awards granted in November 2024 and those completing their vesting in November 2024 are summarized in "4. Fiscal Year 2024 Executive Compensation Decisions — Types of Compensation — Long-term Incentive Compensation" below.

Compensation Mix for Our NEOs

The following chart shows the breakdown of the types of compensation paid or granted to our NEOs for fiscal year 2024, which illustrates the Compensation Committee's emphasis on at-risk, equity-based and performance-based components of our executive compensation program.

COMPENSATION MIX



CEO

5% Base Salary   **37%** Annual Cash Incentive   **37%** Annual Deferred Incentive Awards   **21%** Performance-Based Long-Term RSUs

95% Total Performance-Based

Average Other Named Executive Officer Pay

7% Base Salary   **55%** Annual Cash Incentive   **27%** Annual Deferred Incentive Awards   **11%** Performance-Based Long-Term RSUs

93% Total Performance-Based

3. Fiscal Year 2024 Performance Overview

Business Highlights

We continued to focus on key areas that directly support the firm's multi-year strategic plan to drive organic growth including executing on M&A opportunities that position us to capitalize on industry change. In addition, we continued to invest in opportunities that will support our strategy, including augmentation of our alternative investment strategies and ESG offerings.

The Compensation Committee evaluated fiscal year 2024 performance in light of its philosophy that a significant portion of executive compensation should be at-risk and tied to the Company's performance.

The chart below compares the results of our key financial performance measures for the current fiscal year against last fiscal year:

Key Financial Performance Measures (as of and for fiscal years ended September 30)	2024	2023	Percentage Change 2024 vs. 2023
Ending Assets Under Management ($ billions)	$1,678.6	$1,374.2	22%
Average Assets Under Management ($ billions)	$1,565.8	$1,400.4	12%
Adjusted Operating Revenue ($ millions)[1]	$6,564.8	$6,104.1	8%
Adjusted Operating Income ($ millions)[1]	$1,713.1	$1,823.8	(6%)
Adjusted Net Income ($ millions)[1]	$1,276.7	$1,332.2	(4%)
Adjusted Earnings Per Share[1]	$ 2.39	$ 2.60	(8%)
Adjusted Operating Margin[1]	26.1%	29.9%	—
Three-Year Stockholder Return	7.9%	11.2%	

[1] See discussion of supplemental non-GAAP financial measures in Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2024.

Fiscal Year 2024 Investment Management Performance

We are committed to delivering strong investment performance for our clients, offering a broad range of strategies and drawing on our diverse experiences and perspectives gained through our long history in the investment management business. We know that success demands smart and effective business innovation, solutions and technologies, and we remain focused on investment excellence, innovating to meet evolving client goals, and building strong partnerships by delivering superior client service. We continue to focus on the long-term investment performance of our investment products and on providing high quality service to our clients.

A key driver of our overall success is the long-term investment performance of our investment products. A measure of the performance of these products is the percentage of AUM exceeding peer group medians and benchmarks. We compare the relative performance of our mutual funds against peers, and of our strategy composites against benchmarks.

The performance of our mutual fund products against peer group medians and of our strategy composites against benchmarks is presented in the table below. Past performance is no guarantee of future results.

As of September 30, 2024	Peer Group Comparison[1] % of Mutual Fund AUM in Top Two Peer Group Quartiles				Benchmark Comparison[2] % of Strategy Composite AUM Exceeding Benchmark			
	1-Year	3-Year	5-Year	10-Year	1-Year	3-Year	5-Year	10-Year
Fixed Income	77%	61%	58%	64%	80%	48%	72%	90%
Equity	57%	56%	43%	59%	51%	40%	41%	45%
Total AUM[3]	55%	64%	43%	53%	56%	47%	55%	64%

[1] Mutual fund performance is sourced from Morningstar and measures the percentage of ranked fund AUM in the top two quartiles of their peer groups. Mutual Fund AUM measured for the 1-, 3-, 5- and 10-year periods represents 38%, 38%, 37%, and 35%, respectively of our total AUM as of September 30, 2024.

[2] Strategy composite performance measures the percent of composite AUM beating its benchmark. The benchmark comparisons are based on each account's/composite's (strategy composites may include retail separately managed accounts and mutual fund assets managed as part of the same strategy) return as compared to a market index that has been selected to be generally consistent with the asset class of the account/composite. Total strategy composite AUM measured for the 1-, 3-, 5- and 10-year periods represents 54%, 54%, 53%, and 48% of our total AUM as of September 30, 2024.

[3] Total mutual fund AUM includes performance of the Company's alternative and multi-asset funds, and total strategy composite AUM includes performance of the Company's alternative composites. Alternative and multi-asset AUM represent 15% and 10% of our total AUM at September 30, 2024.

4. Fiscal Year 2024 Executive Compensation Decisions

Fiscal Year 2024 Base Salary and Annual Incentive Awards

In November 2024, based on the Compensation Committee's evaluation of the strategic initiative achievements summarized below and the performance objectives discussed above, the Compensation Committee approved the base salary and annual incentive awards in the aggregate amounts below.

| Name | Base Salary | Annual Incentive Award | | | Long-Term Incentive Award | Total Annual Compensation | % change in Total Compensation vs. 2023 |
		Total Incentive Award	Incentive Cash Component	Incentive Deferred Component			
Jennifer M. Johnson	$750,000	$11,050,000	$5,525,000	$5,525,000	$3,250,000	$15,050,000	0.0%
Matthew Nicholls[1]	$600,000	$ 6,800,000	$4,520,000	$2,280,000	$1,900,000	$ 9,300,000	0.0%
Gregory E. Johnson	$600,000	$ 1,900,000	$1,335,000	$ 565,000	$ 500,000	$ 3,000,000	0.0%
Terrence Murphy[2]	$500,000	$14,521,445	$9,538,939	$4,982,506	—	$15,021,445	(19.5%)
Adam B. Spector[3]	$525,000	$ 3,575,000	$2,423,750	$1,151,250	$1,200,000	$ 5,300,000	0.0%

[1] Amounts do not include a $750,000 cash transaction bonus awarded to Mr. Nicholls in connection with the completion of the Company's acquisition of Putnam Investments.

[2] The decline in Mr. Murphy's overall compensation is attributable to a portion of Mr. Murphy's 2023 annual compensation being paid in connection with his role as chief executive officer of the Company's ClearBridge Investments SIM. For Mr. Murphy, the incentive deferred component includes the deferral of $3,736,880 into Fund Unit Awards to align company performance and the performance of products under his remit as Head of Public Markets.

[3] In 2023, a portion of Mr. Spector's incentive compensation was paid in connection with his role as managing partner of the Company's Brandywine Global SIM. Amounts do not include stock awards granted to Mr. Spector in connection with the termination of the Company's revenue share arrangements with its Brandywine Global SIM.

Determination of the Award Pool for Fiscal Year 2024

The Award Pool, for which all NEOs were eligible for fiscal year 2024, was capped at 2.5% of PBOI for the fiscal year 2024 to reflect the inclusion of an additional NEO who is eligible for the Award Pool. During the first quarter of fiscal year 2024, the Compensation Committee determined that no individual participant would be eligible to receive or expected to receive an award exceeding 40% of the total Award Pool.

For fiscal year 2024, the breakdown of the cash and equity components of the annual incentive award for each NEO as set forth in the following table:



CEO — Full Award: 50% / 50%

Other Named Executive Officers — Amounts $50K - $1 million: 25% / 75%; Amounts > $1 million: 35% / 65%

Annual Deferred Incentive Awards   Cash Bonus

Fiscal Year 2024 Performance Awards

The NEOs other than Mr. Murphy were also issued Performance Awards for fiscal year 2024. The table below sets forth the specific vesting thresholds for these Performance Awards.

| | % of Award Eligible to Vest | Performance Period | 2024 Performance Awards | |
			Performance Level[1]	% Vesting[2]
2024 Adjusted Operating Margin Performance Award (50% of 2024 Performance Awards)	34%	Fiscal Year 2025	Adj. Operating Margin ≥ 90% of Plan	100%
			Adj. Operating Margin ≥ 80% and < 90% of Plan	50%
			Adj. Operating Margin < 80% of Plan	0%
	33%	Fiscal Year 2026	Adj. Operating Margin ≥ 90% of Plan	100%
			Adj. Operating Margin ≥ 80% and < 90% of Plan	50%
			Adj. Operating Margin < 80% of Plan	0%
	33%	Fiscal Year 2027	Adj. Operating Margin ≥ 90% of Plan	100%
			Adj. Operating Margin ≥ 80% and < 90% of Plan	50%
			Adj. Operating Margin < 80% of Plan	0%
2024 Relative TSR Performance Award (50% of 2024 Performance Awards)	100%	Fiscal Years 2025 - 2027	≥ 75th percentile	150%
			≥ 50th to 75th percentile	100 to 149%
			≥ 25th to 50th percentile	50 to 99%
			0 to 25th percentile	0 to 49%

[1] The Adjusted Operating Margin for Plan for fiscal year 2023, fiscal year 2024 and fiscal year 2025 is 29.9%, 26.1% and 27.1% respectively. For Relative TSR performance, the percentiles refer to the Compensation Peer Group listed below.

[2] For amounts falling between specified performance level thresholds, the percentage vested will be a linear interpolation between the applicable vesting percentages.

The Compensation Committee approved Performance Awards in 2024 with the following grant date target award amounts:

| Name | 2024 Performance Awards | | |
	Total Target Award Amount	Adjusted Operating Margin Target	Relative TSR Target
Jennifer M. Johnson	$3,250,000	1,625,000	1,625,000
Matthew Nicholls	$1,900,000	950,000	950,000
Gregory E. Johnson	$ 500,000	250,000	250,000
Terrence Murphy[1]	—	—	—
Adam B. Spector	$1,200,000	600,000	600,000

[1] Mr. Murphy did not receive Performance Awards in 2024. Mr. Murphy received Fund Unit Awards to align his compensation with his roles and responsibilities.

Upon granting of the award, the targeted amounts are converted into restricted share units of the Company's common stock based on the share price on the grant date.

Payout of Performance Awards Granted in Fiscal Years 2021-2023

While the Committee does not consider these amounts to be compensation for fiscal year 2024, Ms. Johnson, Mr. Nicholls, Mr. G. Johnson, and Mr. Spector had 61,171, 55,209, 9,591 and 22,083 performance restricted share units vested for performance in fiscal year 2024, respectively, and 62,955, 52,463, 10,493 and 20,985 performance restricted share units that did not vest and were forfeited because the performance objectives related to those units were not achieved. Mr. Murphy did not receive Performance Awards during this time period.

Name	# of Performance Awards Vested	# of Performance Awards Forfeited
Jennifer M. Johnson	61,171	62,955
Matthew Nicholls	55,209	52,463
Gregory E. Johnson	9,591	10,493
Adam B. Spector	22,083	20,985

Vesting of the Performance Awards granted in fiscal years 2021-2023 is based upon the achievement of: (i) the Company's adjusted operating margin as a percentage of the average operating margin for certain peer companies ("Relative Adjusted Margin"), and (ii) our total stockholder return ranking, defined as our total return to stockholders, as reported by Bloomberg or FactSet Research Systems (or their respective successors), relative to the respective total return to stockholders of certain peer companies over a three-year period ("Relative TSR"). For purposes of the Relative Adjusted Margin awards, "adjusted operating margin" means (a) operating income divided by (b) total revenues for the performance period, in each case as reported in the consolidated financial statements filed with the SEC (or if such financial statements are not available at the time of determination as otherwise disclosed in a press release), which amount is adjusted to exclude material onetime, non-recurring expenses including, but not limited to, M&A, severance, or other restructuring charges as reported in the relevant financial statements.

Performance Awards that are based on Adjusted Operating Margin are earned based on our annual performance and performance vest in equal installments in each year over a three-year period, while Performance Awards that are based on Relative TSR are earned based on our performance over a three-year period and vest in one installment shortly following the Compensation Committee's determination that the performance condition has been achieved.

We define "Realized Pay" as the difference between the value of compensation awarded (salary, incentive cash awards, time-based and performance equity) at the time of grant (Fiscal Year 2021) compared to the value of such compensation at vest, including forfeitures and dividends paid at the end of the three-year vesting period (Fiscal Year 2024). After accounting for forfeitures because the performance objectives related to those units were not achieved and a reduction in the market price of the Company's common stock from time of grant to the time of vest, all NEOs who received Performance Awards in Fiscal Year 2021 saw a decline in Realized Pay:

ACTUAL VS REALIZED PAY: Fiscal Year 2021 Compensation Review



Values displayed in $USD Thousands

Individual Accomplishments

In addition to Company-wide investment and financial performance objectives described above, the Compensation Committee evaluates certain strategic initiatives that are specific to each NEO in making executive compensation decisions for fiscal year 2024. Below is a summary of the individual accomplishments for each NEO in fiscal year 2024 that were considered by the Compensation Committee in making its compensation decisions.



JENNIFER M. JOHNSON
President and
Chief Executive Officer

30%	25%	20%	25%
Investment Performance	Strategy Execution and Leadership/ Management	Financial Metrics (vs Target)	Distribution Performance

INTRODUCTION

We are viewed by our clients as a trusted partner with the ability to fulfill comprehensive investment needs across public and private markets in investment vehicles of their choice globally. Global markets rallied significantly in fiscal year 2024, despite ongoing geopolitical complexity and uncertainty. Against this backdrop and amid ongoing industry-wide change, the Company continued to manage its global business focused on areas of organic growth, disciplined expense management and strategic transactions.

For the benefit of shareholders, the Company has intentionally built a diversified business with no single specialist investment manager contributing more than 10% of adjusted operating revenue. In addition, most of our specialist investment managers are diversified within themselves.

INVESTMENT PERFORMANCE

- Mutual fund investment performance AUM resulted in 55%, 64%, 43% and 53% outperforming their peers on a 1-, 3-, 5- and 10-year basis.[1] Compared to the prior year, mutual fund performance improved in the 1-, 3- and 10-year periods and lagged in the 5-year period. The 5-year decline is primarily due to the classification of one of our largest funds managed for yield.
- Strategy composite investment performance AUM resulted in 56%, 47%, 55% and 64% outperforming their peers on a 1-, 3-, 5-, and 10-year basis.[2] Compared to the prior year, strategy composite 5- and 10-year performance improved, remained flat in the 3-year while 1-year performance lagged.
- The Company saw strong investment performance in its private market strategies offered by alternative specialist investment managers, including Benefit Street Partners, Clarion Partners and Lexington Partners.

FINANCIAL RESULTS

- As of September 30, 2024, ending AUM reached a record $1.68 trillion, an increase of 22% from the prior year primarily due to market appreciation and the addition of Putnam Investments ("Putnam"), partially offset by long-term net outflows. Average AUM increased by 12% to $1.57 trillion.

- The Company benefitted from diversifying its business across asset classes, vehicles and geographies. Long-term net outflows were $32.6 billion and reinvested distributions were $20.7 billion. Excluding Western Asset Management, long-term net inflows were $16.0 billion.
  - Long-term inflows increased by 25% from the prior year to $319 billion, with each region experiencing an increase in long-term inflows.
  - Client interest in alternative and multi-asset investment strategies generated positive flows for the year. Private markets fundraising totaled $14.8 billion with flagship funds in secondary private equity and alternative credit exceeding fund targets. Multi-asset net flows were positive with $8.0 billion.
  - Growth accelerated across a broad range of investment vehicles and retail SMA, ETF and Canvas® AUM increased by 29%, 89% and 94%, respectively, from the prior year.
  - From a regional perspective, the international business continued to be a strength of the firm and generated positive long-term net flows for the year, reaching over $500 billion in AUM.
- Adjusted operating revenues increased 7.5% from the prior year primarily due to nine months of Putnam and higher average AUM, partially offset by lower performance fees. Adjusted performance fees of $293.4 million decreased from $382.8 million in prior year. The adjusted effective fee rate[3] ("EFR") decreased to 38.3 bps from 39.5 basis points in the prior year. The prior year included transaction-related fees associated with Fondul Proprietatea, catch-up fees in secondary private equity and fees associated with the acquisition of Putnam.
- Adjusted operating income was $1.7 billion, a decrease of 6.1% from the prior year primarily due to higher incentive compensation, lower performance fees, double rent related to the consolidation of NYC office space and higher legal fees, partially offset by the addition of Putnam and higher average AUM.
- On September 30, 2024, the Company's balance sheet had cash and investments of $6.7[4] billion after returning $946 million to shareholders through dividends and share repurchases, funding the acquisition of Putnam and other acquisition-related payments and repaying $250 million of senior notes over the course of the year.

STRATEGIC INITIATIVES

- Successfully closed the acquisition of Putnam Investments on January 1, 2024 from Great-West Lifeco ("Great-West") enhancing our relevance in the insurance and retirement sectors. The addition of Putnam has increased our defined contribution AUM to over $125 billion. The transaction enables the Company to further invest in these important segments to better serve all clients.
  - Putnam has added complementary capabilities with strong long-term track records. Since acquisition, Putnam's AUM has grown 21% to $180 billion in AUM. We generated $11 billion of net inflows and had a 45% increase in average quarterly gross sales from Putnam strategies.
  - Succesfully completed integration efforts with over $150 million Putnam-related annual run-rate cost savings achieved by fiscal year-end ahead of schedule.
  - The Company was awarded "Deal of the Year" by *With Intelligence* for the acquisition of Putnam.
- Led and established strategic relationship with Power Corporation and its group of companies, leaders in the global insurance, retirement, asset management and wealth management sectors. Great-West funded $21 billion across the Company's specialist investment managers this year and became a long-term shareholder in Franklin Resources.
- Alternatives continue to be a strategic priority and private markets fundraising totaled $14.8 billion. Highlights include:
  - Franklin Trempleton is a leading manager of alternative assets with approximately $250 billion in AUM.
  - Lexington closed Fund X with $22.7 billion in total capital commitments, raised primarily between 2022 and 2023, ranking among the largest funds raised to date in the global secondary private equity market, with approximately 20% raised in wealth channel.
  - Benefit Street Partners closed Debt Fund V and Special Situations Fund II with $4.7 billion and $850 million in total capital commitments raised, respectively, with each fund exceeding targets.
  - Established the Alternatives by Franklin Templeton brand in the wealth management channel in the U.S. and looked to broaden it in EMEA and Asia.
- Diversification of vehicles continues with retail Separately Management Accounts (SMAs), Exchange Traded Funds (ETFs) and Canvas offerings – each reaching record highs.
  - Leading provider of retail SMAs with $145 billion in assets, an increase of 29% from the prior year.
  - ETF AUM grew by 89% to $31 billion from prior year, with positive net flows for the 12th consecutive quarter with net flows at or exceeding $1 billion for eight consecutive quarters, with the last two quarters over $3 billion.
  - Canvas AUM increased by 94% year-over-year to $10 billion and has generated positive net inflows in every quarter since its acquisition in 2021.

- Strengthened ability to offer solutions across investment teams and public and private markets to clients; Investment Solutions AUM nearly doubled to $89 billion[5] from the prior year with the addition of K2 and Putnam's target date funds and through organic growth.
- Investing in innovation and cutting-edge technologies continues to be of strategic importance for the firm. Announced partnership with Microsoft to build an advanced financial artificial intelligence platform marking a significant step toward transforming the financial services industry. The platform will use composable business applications to help the Company rapidly embed AI in its processes and enable digital transformation at scale.
- Strengthened the foundation of the business through disciplined expense management and operational efficiencies, including organizational changes to optimize operating model and operational efficiencies of select specialist investment managers and the selection of Aladdin to unify the Company'sinvestment management technology across Public Markets investment teams.
- Recognized as industry leader and Franklin Templeton brand ambassador. Received 2024 Distinguished Leadership Award from the Committee for Economic Development, the public policy center of *The Conference Board* (Oct 2024). Listed as #4 in The Most Powerful Women in Finance 2024 by *American Banker* (Sept 2024). Named in *Barron's* 2024 annual list as one of 100 Most Influential Women in US (February 2024). Recipient of 2024 Distinguished Leadership Award for Business Stewardship & Corp Citizenship by *Economic Development* (April 2024), as well as Franklin Templeton's inclusion in *P&I's* "Best Places to Work in Money Management" (Dec 2024).
- Championed Diversity, Equity and Inclusion (DE&I) efforts within the Company and asset management industry. Continued to execute global DE&I strategy to diversify talent at all levels of the firm.

[1.] Mutual fund/ETF performance is sourced from Morningstar and measures the percentage of ranked fund AUM in the top two quartiles of their peer groups. Mutual Fund AUM measured for the 1-, 3-, 5- and 10-year periods represents 38%, 38%, 37% and 35%, respectively of the firm's total AUM as of September 30, 2024.

[2.] Strategy composite performance measures the percentage of ranked fund AUM in the top two quartiles of their peer groups. Strategy composite AUM measured for the 1-, 3-, 5- and 10-year periods represents 54%, 54%, 53%, and 48%, respectively of the firm's total AUM as of September 30, 2024.

[3.] The adjusted effective fee rate is annualized adjusted investment management fees, excluding performance fees, divided by average AUM for the period.

[4.] Includes direct investments in Consolidated Investment Products of $1.1 billion and approximately $355 million of employee-owned and other third-party investments made through partnerships, $289 million of investments related to long-term repurchase agreements and other net financing arrangements, and $441 million of cash and investments related to deferred compensation plans.

[5.] Investment Solutions includes assets managed by other teams as well as AUA ($4.1 billion in FY 2024).



GREGORY E. JOHNSON
Executive Chairman and
Chairman of the Board

- Provided overall leadership for the Franklin Resources Board and set ethical tone for the Board and the Company.
- Represented the Company to shareholders, key clients and government officials, working in partnership with the CEO.
- Partnered with the CEO and CFO/COO on the exploration and development of capital market strategies.
- Served as advisor to CEO and CFO/COO on strategic opportunities, including partnership with Power Corporation of Canada and Great-West Lifeco and the related acquisition of Putnam Investments, which closed on January 1, 2024.

- Served as Chairman of the Franklin and Templeton fund boards and Chairman of the Luxembourg-based SICAV line of funds. Presided over the Board meetings; with investment professionals and the management company, presented on key topics, including performance, organizational, and regulatory matters pertaining to the funds.
- Continued to engage with industry leaders, regulators, and policy makers via being an active member of the Board of Governors and Executive Committee of the Investment Company Institute, the national association of U.S. investment companies, as well as its international division, ICI Global.
- Represented Franklin's investment in Zand Bank in Dubai by sitting on its Board.



MATTHEW NICHOLLS
Executive Vice President, Chief Financial Officer and Chief Operating Officer, responsible for the firm's global finance and accounting functions, acquisitions, strategic planning, corporate taxation, risk management, investor relations, corporate real estate, communications, technology, operations, and human resources.

- Continued focus on disciplined expense management keeping overall costs in line with original budget for the year while providing competitive compensation for key talent.
- Partnered with CEO and the Executive Committee to drive efforts and investments in key strategic areas:
  - Successfully closed the acquisition of Putnam Investments on January 1, 2024, adding $148 billion in AUM (since increased to $180 billion in AUM, including approximately $11 billion in positive net flows); led successful integration across corporate functions and exceeded target annual run-rate cost savings of $150 million; and
  - Oversaw partnership with Power Corporation of Canada and Great West Lifeco funding $21 billion in new AUM and expanded new business growth opportunities to strengthen our presence in insurance and retirement.
- Exceeded FY2024 projections for adjusted operating revenue, adjusted net income, and adjusted EPS.
- Managed the firm's balance sheet to maintain financial flexibility. For the fiscal year ended September 30, 2024, the Company returned $946 million to shareholders through dividends and share repurchases, funded the acquisition of Putnam and other acquisition-related payments and repaid $250 million of senior notes due 2024.

- Led continuous review and enhancement of corporate functions to drive effectiveness, efficiency and productivity across operations to redesign and build capabilities to capture benefits of scale, create capacity to reinvest in growth areas, and foster best practices firmwide, including:
  - Successfully completed selection of investment management technology platform (Aladdin) to unify investment management technology across Public Markets investment teams with the goal of simplifying the Company's investment operations and reducing of long-term capital expenses;
  - Implemented organizational changes to optimize operating model and operational efficiencies of select specialist investment managers; and
  - Optimized real estate strategy and led consolidation and monetization of excess office space globally, including consolidation of multiple offices in Manhattan to create cost savings and enhance collaboration across specialist investment managers.
- Increased risk management resources across the firm focused on enterprise, investment, cyber security, and supplier risk management.
- Executed investor relations program focused on communicating our differentiated business model, growth strategies (organic and M&A), and financial objectives to the investor community.



TERRENCE MURPHY

Executive Vice President, Head of Public Markets, responsible for setting investment strategy and driving organizational growth for the Franklin Templeton Public Markets business. Chief Executive Officer at ClearBridge Investments, responsible for the overall management of the firm, including investments, business strategy, sales and service and is the chair of ClearBridge Management and Risk Committees.

- Led continued improvement in mutual fund investment performance vs peers and relative strategy composite performance vs benchmarks. Compared to the prior year, mutual fund investment performance improved in the 1-, 3- and 10-year periods, and declined in the 5-year period. Compared to the prior year, investment performance acoss strategy composites improved in the 5- and 10- year periods and stayed flat in the 3-year period. Excluding cash management, 60% of our strategies composite AUM outperformed their 1-year benchmarks.
- Drove efforts to strengthen the culture of investment risk management to complement alpha generation across Public Market investment teams.
- Responsible for investment talent management, and this year, further evolved Public Markets investment team leadership, risk mananagment talent and processes, depth of research and succession planning with the goal of improving performance and client outcomes.
- Enhanced best practices and collaboration across Public Markets investment teams and established a new Artificial Intelligence Investment Development team.
- Oversaw the continued evolution of Public Markets investment teams including the integrations of Putnam Equity, Putnam Fixed Income into FT Fixed Income, Putnam Globall Asset Allocation and K2 Advisors into FT Investment Solutions, resulting in a more efficient and streamlined organization.
- Continued restructuring plan for FT Investment Solutions and investment in the ETF business leading to AUM growth of over 40%[1] and 76%[1], respectively this year.
- Implemented strategic initiatives to create a more streamlined and efficient investment organization with a focus on public/private offerings efforts and on the OCIO business.
- Developed and led a new collaboration between Public Markets investment teams, business development and global distribution, with a focus on growth and asset retention.
- Led efforts to optimize our investment product offering to refocus on core investment competencies and improve performance. To date, 13% of our pooled vehicles have been merged, liquidated or repositioned into strategies to drive sales growth.
- Responsible for continued evolution of consistent compensation plans across Public Markets investment teams to align with client outcomes.
- Nurtured a culture of diversity and inclusion with the goal of increasing ratios of women and ethnically diverse investment professionals and senior management.

1. Excludes the impact of Putnam and K2 Advisor integrations.



ADAM B. SPECTOR

Executive Vice President and Head of Global Distribution, responsible for global retail and institutional distribution, including marketing and product strategy. Adam serves on several other corporate boards and committees, including Chair of the Board of Brandywine Global.

- During FY2024, continued to evolve sales strategy and client model empowering our clients to unlock the broad range of specialized capabilities and delivery mechanisms resulting in:
  - Generated fiscal year long-term inflows in excess of $310 billion, up over $60 billion (or 25%) on prior fiscal year with each region experiencing higher sales;
  - Continued to make good progress on executing non-US regional distribution strategy, generating fiscal year net inflows;
  - Successfully completed Putnam Investments integration (our second scaled integration in four years) and since the closing of the acquisition, generated positive net flows of approximately $11 billion in Putnam strategies on the Company's global distribution platform;
  - Rebuilt the US distribution organization and drove a 25% increase in US long-term inflows;
  - Executed on key strategic objectives resulting in positive net flows across Alternatives Wealth Management, retail SMAs, ETFs and Index Solutions (Canvas®); and

  - Generated momentum in core retail sales, and with our strategic partners, including the establishment of new multi-billion dollar client relationships in each of our regions.
- Extended Alternatives Wealth Management focus globally, providing access to diversified platform of capabilities offered by Alternatives by Franklin Templeton®.
- Executed on transition of Brandywine Global from a fully integrated business model to focusing on investment excellence and specialist sales model.
- Reiterated our dedication to DE&I efforts, focusing on increased representation of women and diverse candidates in distribution globally and specifically in senior management and sales positions.

5. Our Compensation Decision-Making Process

Compensation decisions are made by our Compensation Committee, considering input from its independent compensation consultant Exequity LLP ("Exequity"), our human resources group, our CEO (with respect to the compensation of other NEOs), and our stockholders.

Role of CEO and Human Resources Group

The Compensation Committee works with members of management, including our CEO, to seek input regarding our executive compensation. Twice a year the CEO evaluates each other NEO and his or her respective business unit's progress in achieving its goals. In addition, the CEO works with our human resources group to determine the appropriate award amount to recommend for each such NEO based upon such performance. As part of this process, the human resources group conducts and reviews an analysis of competitive compensation by peer companies (those listed below under "Compensation Peer Group"), compares previous year-over-year performance and compensation paid to the NEO, and reviews third-party executive compensation surveys related generally to the financial services industry and specifically to the asset management industry. Upon completion of this review process, management presents performance evaluations to the Compensation Committee and the CEO, and the CEO makes a recommendation to the Compensation Committee regarding the appropriate level of incentive compensation to be awarded to each NEO.

The Company's management has engaged McLagan Data & Analytics, an Aon plc company ("McLagan"), a financial services industry compensation consultant, to provide information on peer company compensation and pay trends. The Compensation Committee uses McLagan's proprietary surveys and market data to analyze the competitiveness of the Company's executive compensation program and to understand compensation forecasts and trends in the industry.

Role of Exequity

The Compensation Committee is empowered with the sole authority to retain and terminate any compensation consulting firm directly assisting it in the evaluation of director or executive compensation. The Compensation Committee also has the sole authority to approve fees and other retention terms for its consultant.

The Compensation Committee recognizes that it is essential to receive objective advice from compensation consultants and has selected Exequity, and expects to continue to select any compensation consultants, on the basis of all factors relevant to the consultant's independence including:

- the provision of other services to the Company by the consultant's firm;
- the aggregate fees paid by the Company and fees as a percentage of the total revenue of the consultant's firm;
- the policies and procedures of the consultant's firm designed to prevent conflicts of interest;
- any business or personal relationships between the consultant, the consultant's firm and any Compensation Committee member or executive officer of the Company; and
- whether the consultant holds shares of the Company's stock.

Exequity's role is managed by the Compensation Committee. Throughout the year, the Compensation Committee may ask Exequity to review and comment objectively on management proposals and presentations to the Compensation Committee covering all elements of compensation paid to the NEOs. Exequity also counsels on general market trends, and technical developments and the amount and structure of pay for the non-employee directors of the Board. Under the terms of its engagement, Exequity is required to obtain the prior written approval of the Compensation Committee before Exequity or any of its affiliates performs any non-executive compensation related services for the Company or its subsidiaries. Exequity is required to report to the Compensation Committee any such services and fees annually and upon the reasonable request of the Compensation Committee. There were no such services during fiscal year 2024.

During fiscal year 2024, the Company paid Exequity $23,774 in consulting fees directly related to services performed for the Compensation Committee.

Compensation Timeline

The following illustrates the indicative timeline by which the Compensation Committee determines pay.

FOURTH QUARTER

- Analyze industry trends in compensation
- Complete review of prior-year peer compensation and financial results
- Discuss competitive compensation, retention, funding requirement and other significant compensation issues for NEOs with CEO
- Review projected fiscal year performance, including achievement of Company-wide priorities and key performance targets
- Evaluate fiscal year-to-date performance verses peers
- Review of Corporate and NEO performance, with input from independent compensation consultant and CEO
- Determination of percentage of pre-bonus operating income that will go into the Award Pool
- Approve salary increase budgets, bonus pool funding and long-term incentive funding

FIRST QUARTER

- Review of CEO and Corporate performance for previous fiscal year, including achievement of Company-wide priorities and key performance targets
- Finalize and approve NEO award amounts for previous fiscal year
- Review KEP plan design and funding
- Discuss established Company-wide priorities and key performance targets
- Evaluate individual annual bonus award objectives linked to the growth and development of business units
- Proxy review
- Consider stockholder feedback received


FOURTH QUARTER
FIRST QUARTER
Decision Making Process
SECOND QUARTER
THIRD QUARTER

THIRD QUARTER

- Review mid-year CEO and Corporate perfornace focusing on year-over-year results in regard to Company-wide performance measures
- Assess progress toward corporate priorities and analyze potential impact to executive compensation

SECOND QUARTER

- Review quarterly financial performance
- Assess progress toward corporate priorities and analyze potential impact to executive compensation

Compensation Peer Group

For fiscal year 2024, the compensation peer group approved by the Compensation Committee is the following:

AllianceBernstein Holding L.P.	J.P. Morgan Asset Management
BlackRock, Inc.	MFS Investment Management
BNY Mellon Investment Management	Morgan Stanley Investment Management
Federated Hermes, Inc.	State Street Global Advisors
Goldman Sachs Asset Management L.P.	T. Rowe Price Group, Inc.
Invesco Ltd.	The Vanguard Group, Inc.
Janus Henderson Group plc	

6. Other Compensation Matters

Summary of Compensation Practices

Our executive compensation program reflects our commitment to responsible financial and risk management and is exemplified by the following policies and practices:

What We Do	What We Don't Do
✓ Align pay with performance: a significant portion of total compensation for all NEOs is performance-based	✗ Provide excessive severance benefits
✓ Grant long-term awards based on meaningful performance measures	✗ Enter into change in control agreements with NEOs
✓ Maintain clawback policies	✗ Provide excise tax gross-ups
✓ Require significant stock ownership	✗ Reprice underwater stock options
✓ Limit perquisites	✗ Permit hedging of Company stock
✓ Retain an independent consultant to the Compensation Committee	✗ Allow pledging of Company stock received as compensation
✓ Regularly review incentive compensation plans and compensation practices	✗ Offer executive-specific retirement plans
✓ Engage with stockholders regarding compensation practices	✗ Pay dividends or dividend equivalents to NEOs on unvested performance shares

Benefits and Perquisites

As a general practice, we do not provide material personal benefits and provide only limited perquisites to the NEOs that are not provided to other employees. All executive officers are eligible to receive medical, life and disability insurance coverage, participate in the Company's 401(k) plan and receive other corporate benefits available to most of the Company's employees, consistent with the terms of the applicable plans and policies. In addition, certain of our NEOs may use the Company's aircraft for personal reasons.

Termination/Change in Control Matters

Our NEOs are employed on an "at will" basis. We do not have a severance policy. From time to time, we may consider severance in special situations. Except as needed in special circumstances such as during periods of transition, we generally do not have any commitments to provide our NEOs with post-employment termination benefits.

We do not enter into change of control agreements. We have not entered into any agreement with any NEO that provides for additional payments or benefits solely on account of a change in control of the Company. Our only change in control provisions are included in existing compensation plans that apply to all participants in those plans.

Stock Ownership Policy

The Company believes that a significant ownership interest by certain senior officers tends to align the interests of members of management of the Company with the Company's stockholders and strengthens the link between long-term Company performance and executive compensation. The following senior officers of the Company are expected to own shares of common stock of the Company with a value equal to a specific multiple of such senior officer's base salary, as indicated in the table below, by five years from when he or she first assumed the particular senior officer position for which stock ownership is expected:

Title	Market Value of Shares Owned as a Multiple of Base Salary
Executive Chairman	5X
Vice Chairman	5X
Chief Executive Officer	5X
President	4X
Executive Vice President	4X
Other Executive Officers	3X

Both direct and certain indirect forms of ownership are recognized in achieving these guidelines, including shares owned outright, restricted stock, restricted stock units, 401(k) funds invested in shares of the Company's common stock, and funds deemed invested in shares of the Company's common stock under a deferred compensation plan. Shares of the Company's common stock held by immediate family members (which includes an executive officer's spouse, children and parents) or entities controlled by an executive officer may be considered holdings of the executive officer for purposes of the guidelines only and not as an admission of beneficial ownership for any other purpose. As of December 20, 2024, all officers were in compliance with these guidelines.

Clawback Practices

The Company's general employee compensation clawback practices provide for recovery of compensation amounts (i) in connection with fraud or a breach of securities law by an executive officer or (ii) when (A) the Company issues a restatement of financial results to correct a material error; (B) the Compensation Committee determines, in good faith, that a Participant's fraud or willful misconduct was a significant contributing factor to the need to issue such restatement; and (C) some or all of an award awarded to that executive officer prior to such restatement and/or shares of the Company's common stock or mutual fund shares that were awarded and/or other property earned by the Participant prior to such restatement would not have been awarded and/or earned, as applicable, based upon the restated financial results.

In addition, effective for compensation awarded for periods beginning on or after October 1, 2023, the Board adopted an Executive Compensation Clawback Policy ("Clawback Policy"). The Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation following accounting restatements from persons who served as an executive officer of the Company at any time during the performance period for such incentive-based compensation and who received such compensation during the three fiscal years preceding the date on which the Company is required to prepare an accounting restatement. The compensation to be recovered is the amount in excess of what would have been paid based on the restated results. Recovery will be required on a "no fault" basis, without regard to whether any misconduct occurred and without regard to whether an executive officer was responsible for the erroneous financial statements.

For the fiscal year ended September 30, 2024, there were no compensation awards subject to clawback under the Clawback Policy. However, for the quarter ended March 31, 2024, the Company revised the comparative prior period amounts included in the consolidated statements of income, consolidated statements of stockholders' equity, consolidated statements of cash flows, and related footnote disclosures. The Company determined this did not result in a material misstatement to its previously issued consolidated financial statements, and that there was no impact on operating income, net income attributable to the Company, earnings per share, total assets, total liabilities, retained earnings, total stockholders' equity, or the financial results attributable to the Company's stockholders. The Company concluded that there was no erroneously awarded executive compensation requiring recovery under the Clawback Policy because the revised prior period amounts did not impact any metric used in determining executive compensation.

Prohibition Against Certain Hedging Transactions

Pursuant to the Company's Code of Ethics and Business Conduct, which is applicable to all employees, temporary employees, directors and officers of the Company and its subsidiaries and affiliates, short sales of securities, including "short sales against the box" (i.e., a short sale by the holder of a long position in the same stock) of securities issued by the Company, and securities issued by any closed-end fund sponsored or advised by the Company, are prohibited. This prohibition also applies to effecting economically equivalent transactions, including, but not limited to, purchasing and selling call or put options and swap transactions or other derivatives that would result in a net short exposure to the Company or any closed-end fund sponsored or advised by the Company.

Prohibition Against Pledging

Pursuant to the Company's Code of Ethics and Business Conduct, unless otherwise previously approved by the Compensation Committee, directors and executive officers are prohibited from directly or indirectly pledging, hypothecating or otherwise encumbering securities issued to them by the Company as collateral for indebtedness. This prohibition includes, but is not limited to, holding such securities in a margin account that could cause securities issued by the Company to be subject to a margin call or serve as collateral for a margin loan. Securities issued by the Company that were not received as compensation are not subject to the prohibition as long as the holder of such securities remains in compliance with applicable Stock Ownership Guidelines. If any person has subject securities issued by the Company pledged as collateral or held in a margin account when such person becomes a director or executive officer of the Company, the pledge must be released within one year from the date the person became a director or executive officer.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended September 30, 2024.

Respectfully Submitted:

COMPENSATION COMMITTEE

John Y. Kim

Karen M. King

John W. Thiel

Seth H. Waugh (Chair)

Geoffrey Y. Yang

Executive Compensation

Summary Compensation Table for Fiscal Year 2024

The following table provides compensation information for the NEOs for the fiscal years ended September 30, 2024, 2023 and 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Jennifer M. Johnson President and Chief Executive Officer	2024	750,000	—	10,896,930	5,525,000	66,486	17,238,416
	2023	750,000	—	11,082,400	3,650,000	211,827	15,694,227
	2022	752,885	—	11,158,859	3,650,000	173,255	15,734,998
Matthew Nicholls[4] Executive Vice President, Chief Financial Officer and Chief Operating Officer	2024	600,000	750,000	5,927,957	4,520,000	63,534	11,861,491
	2023	600,001	—	5,939,544	3,000,000	103,437	9,642,982
	2022	591,924	—	5,221,849	3,025,000	177,307	9,016,080
Gregory E. Johnson Executive Chairman and Chairman of the Board	2024	600,000	—	1,338,023	1,335,000	306,133	3,579,156
	2023	600,001	—	1,385,777	1,100,000	134,230	3,220,008
	2022	602,308	—	1,676,263	1,150,000	219,882	3,648,453
Terrence Murphy[5] Executive Vice President	2024	500,000	—	1,588,299	14,303,788	29,558	16,421,645
	2023	509,615	11,798,674	933,771	2,801,250	41,744	16,085,054
Adam B. Spector[6] Executive Vice President	2024	525,000	—	10,428,740	2,673,750	28,794	13,656,284
	2023	525,001	—	3,035,824	3,547,500	68,067	7,176,392
	2022	527,020	—	2,891,215	4,988,415	31,988	8,438,638

[1] Stock award values represent the aggregate grant date fair value for all grants made during each fiscal year in accordance with the requirements of ASC 718 in the specified year for grants made in such year. For awards with performance conditions, the value at the grant date is reported based on the probable outcome of the performance conditions. Fiscal year 2024 Stock Awards value reflects the grant value for relative operating margin awards and the outcome of the Monte Carlo valuation for total shareholder return awards, which is based on correlation of stock returns and stock return volatility of the Company and peer companies. Assuming the maximum level of performance is achieved under the applicable performance goals for performance-based long-term incentive awards granted in fiscal year 2024 to each of the NEOs, the grant date fair value of such awards is $4,062,500 for Ms. Johnson, $3,750,000 for Mr. Nicholls, $625,000 for Mr. G. Johnson, and $1,500,000 for Mr. Spector. While the Committee does not consider these amounts to be compensation for fiscal year 2024, Ms. Johnson, Mr. Nicholls, Mr. G. Johnson, and Mr. Spector had 61,171, 55,209, 9,591 and 22,083 performance restricted share units vested for performance in fiscal year 2024, respectively, and 62,955, 52,463, 10,493 and 20,985 performance restricted share units that did not vest and were forfeited because the performance objectives related to those units were not achieved. Mr. Murphy did not receive Performance Awards during this time period.

Additional information is set forth in the "Grants of Plan-Based Awards for Fiscal Year 2024" table below. See "Compensation Discussion and Analysis—Fiscal Year 2024 Executive Compensation Decisions—Payment of Performance Awards Granted in 2021-2023" above and "Note 16—Stock-Based Compensation" in the Company's Annual Report on Form 10-K for fiscal year 2024 filed with the SEC on November 12, 2024, for further details.

[2] Represents the cash portion of awards earned under the AIP for fiscal year 2024. See "Compensation Discussion and Analysis—Fiscal Year 2024 Executive Compensation Decisions—Fiscal Year 2024 Base Salary and Annual Incentive Awards" above for more details. For Mr. Murphy, amounts also include the deferral of $3,736,880 into Fund Unit Awards to align company performance and the performance of products under his remit as Head of Public Markets. Mr. A. Spector, amounts also include his final quarterly bonus of $250,000 from the Company's Brandywine Global SIM.

[3] For each of the NEOs, amounts include (a) matching contributions made by the Company under its tax-qualified defined contribution 401(k) plan in fiscal year 2024 in the following amounts: $25,925, $25,925, $10,200, $25,500 and $25,500 for Ms. J. Johnson, Mr. Nicholls, Mr. G. Johnson, Mr. Murphy, and Mr. Spector, respectively, and (c) the dollar value of life insurance premiums paid by the Company in fiscal year 2024.

Our investment offerings may be provided to NEOs without charging management or performance fees consistent with the terms offered to other employees who meet the applicable requirements. As of September 30, 2024, Ms. J. Johnson had investments of $1,009,082 in these funds, Mr. Nicholls had investments of $392,165 in these funds, Mr. G. Johnson had investments of $500,000 in these funds and Mr. Spector had investments of $1,936,170 in these funds.

Amounts for Ms. J. Johnson, Mr. G. Johnson and Mr. M. Nicholls include $34,973, $289,936 and $35,237, respectively, for personal use of the Company's aircraft in fiscal year 2024. The aggregate incremental cost of personal use of Company aircraft by NEOs (including by any family or guests) is calculated by using the rate per nautical mile, as published by Conklin & de Decker Associates, Inc. ("Conklin") in its Aircraft Cost

Evaluator for each type of Company aircraft. Such amount is based on the published current monthly rate in effect at the time of the personal flight use. The Conklin rates are used by a variety of corporate aviation operators for cost and budget estimation purposes. The Conklin rates utilized include the estimated variable cost per nautical mile of operating aircraft, including fuel and additives, labor and parts for most scheduled maintenance, engine, propeller and auxiliary power unit overhaul cost and parts repair and replacement costs, landing fees and expenses, supplies and catering and crew costs excluding salaries, benefits and fixed costs. The Conklin rates do not include the cost of periodic aircraft refurbishment or upgrades, hangar costs, dues, subscriptions, weather and navigation and data services or the cost of insurance and administrative services.

The Conklin rates also do not include depreciation or any tax benefit reductions due to personal use. The personal use amount includes all nautical miles flown for positioning flights necessary to undertake a personal flight and to return the aircraft to its next scheduled location. In addition, from time to time, family and guests of an NEO may accompany the NEO on business travel on Company aircraft. For those flights, we allocate incremental costs of the total catering costs incurred on the flights, which are included in the reported amounts above.

(4) Represents a transaction bonus awarded to Mr. M. Nicholls in connection with the completion of the Company's acquisition of Putnam Investments.

(5) Mr. Murphy was not an NEO in fiscal year 2022. A portion of Mr. Murphy's fiscal year 2023 incentive compensation was paid in connection with his role as chief executive officer of the Company's ClearBridge Investments SIM.

(6) A portion of Mr. Spector's fiscal year 2023 incentive compensation was paid in connection with his role as managing partner of the Company's Brandywine Global SIM.

A portion of Mr. Spector's Stock Awards were granted in connection with the termination of the Company's revenue share arrangements with its Brandywine Global SIM.

Grants of Plan-Based Awards for Fiscal Year 2024

The following table presents information regarding grants of plan-based awards to the NEOs during the fiscal year ended September 30, 2024.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Target ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[6]
Jennifer M. Johnson	—	5,525,000[2]	—	—	—	—	—
	11/2/2023[3]	—	—	—	—	314,493	7,400,020
	11/2/2023[5]	—	69,061	138,122	172,653	—	3,496,910
Matthew Nicholls	—	4,520,000[2]	—	—	—	—	—
	11/2/2023[3]	—	—	—	—	114,748	2,700,020
	11/2/2023[5]	—	63,749	127,498	159,373	—	3,227,937
Gregory E. Johnson	—	1,335,000[2]	—	—	—	—	—
	11/2/2023[3]	—	—	—	—	34,000	800,020
	11/2/2023[5]	—	10,625	21,250	26,563	—	538,003
Terrence J. Murphy	—	9,538,939[2]	—	—	—	—	—
	11/2/2023[4]	—	—	—	—	67,501	1,588,299
	—	—	—	—	—	—	—
Adam B. Spector	—	2,423,750[2]	—	—	—	—	—
	11/2/2023[3]	—	—	—	—	69,593	1,637,523
	11/2/2023[5]	—	25,500	51,000	63,750	—	1,291,193
	12/11/2023[7]	—	—	—	—	294,234	7,500,025

(1) Incentive awards typically include restricted stock units granted under the Company's USIP. Fiscal year 2024 awards under the AIP were generally comprised of 75% cash and 25% restricted stock for amounts up to $1.0 million, 65% cash and 35% restricted stock for amounts in excess of $1.0 million. Incentive awards for Ms. Johnson were comprised of 50% cash and 50% restricted stock. The equity portion of incentive awards granted for fiscal year 2024 were granted after the fiscal year end and therefore are excluded from this table.

(2) Amounts represent the cash bonuses awarded to each named executive officer for fiscal year 2024.

(3) Amounts represent the equity portion of awards of restricted stock units granted for fiscal year 2023 performance; these awards were granted in fiscal year 2024. Grants of restricted stock are subject to service-based vesting; one-third of the award vested on August 31, 2024, and the remaining two-thirds of the award will vest in two substantially equal installments on August 31, 2025 and August 31, 2026.

(4) Amounts represent awards granted subject to service – based vesting; one-fourth of the award vested on August 31, 2024, and the remaining three fourths of the award will vest in three substantially equal installments on August 31, 2025, August 31, 2026 and end on August 31, 2027 in

each case, subject to the NEO's continuous employment with the Company on the applicable vesting date. In accordance with the terms of the USIP, the number of shares of restricted stock granted was determined based on the closing price on the NYSE of the Company's common stock on the grant date. Any dividends declared on the Company's common stock are paid on the unvested shares.

[5] Amounts represent performance-based long-term incentive awards under the USIP granted on November 2, 2023. These awards are scheduled to vest, if at all, on (a) December 1, 2026 based on the achievement of the Company's Relative TSR ranking for the applicable performance period, and (b) December 1, 2024, December 1, 2025, and December 1, 2026, in substantially equal installments, based on the achievement of specified performance goals relating to Adjusted Margin, in each case, subject to the NEO's continuous employment with the Company on the applicable vesting date. The first tranche of these awards vested on December 1, 2024 at 100%. Please refer to the discussion of Performance Awards under "Compensation Discussion and Analysis—Long-term Incentive and Retention Compensation" above for more detail. The number of shares granted was determined by dividing the award value by the closing price of the Company's common stock on the date of grant, rounded up to the nearest whole share for each tranche of the applicable award. Any dividends payable on the Company's common stock prior to vesting are paid upon vesting.

[6] Determined pursuant to ASC 718. For equity awards that are subject to market conditions related to total shareholder return, the grant date fair market value reported is based upon the probable outcome of such conditions using a Monte Carlo valuation method.

[7] This award vests in three substantially equal installments on December 1, 2024, December 1, 2025, and end on December 1, 2026 in each case, subject to the NEO's continuous employment with the Company on the applicable vesting date. In accordance with the terms of the USIP, the number of shares of restricted stock granted was determined based on the closing price on the NYSE of the Company's common stock on the grant date. Any dividends declared on the Company's common stock are paid on the unvested shares.

Please refer to the "Compensation Discussion and Analysis" above for an explanation of the relative proportion of salary and bonus to total compensation and see amounts disclosed in the "Summary Compensation Table for Fiscal Year 2024".

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table presents information concerning the number and value of outstanding stock awards held by the NEOs as of September 30, 2024.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Jennifer M. Johnson	322,657	6,501,539	406,638	8,193,756
Matthew Nicholls	117,013	2,357,812	368,455	7,424,368
Gregory E. Johnson	35,304	711,376	63,549	1,280,512
Terrence J. Murphy	71,450	1,439,718	—	—
Adam B. Spector	366,648	7,387,957	147,382	2,969,747

[1] Consists of shares of restricted stock that are scheduled to vest as follows:

Name	Total Unvested Shares	Vesting Date
Jennifer M. Johnson	112,995	Vests on 8/31/2025
	209,662	Vests in equal parts on 8/31/2025 and 8/31/2026
Matthew Nicholls	—	—
	40,515	Vest on 8/31/2025
	76,498	Vests in equal parts on 8/31/2025 and 8/31/2026
Gregory E. Johnson	12,638	Vest on 8/31/2025
	22,666	Vests in equal parts on 8/31/2025 and 8/31/2026
Terrence J. Murphy	20,824	Vests in equal parts on 8/31/2025 and 8/31/2026
	50,626	Vests in equal parts on 8/31/2025 and 8/31/2026 and 8/31/2027
	—	—
Adam B. Spector	294,234	Vests in equal parts on 12/01/2024 and 12/01/2025 and 12/01/2026
	26,019	Vests on 8/31/2025
	46,395	Vests in equal parts on 8/31/2025 and 8/31/2026

[2] Calculated by multiplying unvested shares by $20.15, the closing price of the Company's common stock on the NYSE on September 30, 2024, the last trading day of the fiscal year.

[3] Reflects performance-based restricted stock units or restricted stock awards that vest as follows:

Name	Total Unvested Shares[4]	Vesting Dates Subject to Achievement of Performance Criteria
Jennifer M. Johnson	124,126	12/1/2024
	155,900	12/1/2025
	126,612	12/1/2026
Matthew Nicholls	107,672	12/1/2024
	143,909	12/1/2025
	116,874	12/1/2026
Gregory E. Johnson	20,084	12/1/2024
	23,985	12/1/2025
	19,480	12/1/2026
Adam B. Spector	43,068	12/1/2024
	57,564	12/1/2025
	46,750	12/1/2026

[4] Reflects performance shares that may be earned and vested at the end of the applicable performance period based on results. Please refer to the "Compensation Discussion and Analysis" above and in prior years for an explanation of the structure of outstanding awards.

Option Exercises and Stock Vested for Fiscal Year 2024

The following table presents information regarding stock awards that vested for the NEOs during the fiscal year ended September 30, 2024. There were no stock options outstanding or exercised during fiscal year 2024.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)[1]**
Jennifer M. Johnson	391,285	8,459,934
Matthew Nicholls	152,381	3,350,910
Gregory E. Johnson	68,995	1,596,406
Terrence J. Murphy	27,287	552,289
Adam B. Spector	80,054	1,693,511

[1] The value of each stock award is calculated by multiplying the closing price of the Company's common stock on the NYSE on the date of vesting by the number of shares that vested on such date.

Non-Qualified Deferred Compensation

The Franklin Templeton, Inc. Deferred Compensation Fund Plan

The Franklin Templeton, Inc. Deferred Compensation Fund Plan was effective November 16, 2021. Under the terms of the plan, participants are entitled to defer a portion of their annual salary and certain bonuses and commissions on a pre-tax basis. The maximum amount deferrable under the plan was $500,000 prior to December 31, 2023 and, beginning January 1, 2024 is $1,000,000. Amounts deferred under the plan are deemed invested in "phantom" shares of historic Franklin Templeton a sponsored mutual funds ("Franklin Funds") or specified Index Funds currently offered in the Franklin Templeton 401(k) Plan. Earnings are accrued as they would be if investing directly in the Franklin and/or Index Funds and include market appreciation and dividends. Amounts deferred under our Deferred Compensation Fund Plan, including any earnings on those contributions, are fully vested at all times and are not subject to forfeiture. Participants must elect, at the time they decide to defer compensation, whether: (1) to take an in service distribution or distribution upon termination; (2) to receive their future distributions from the plan in (a) a single lump sum or (b) five equal annual instalments (available only if the total account balance is greater than $17,500); and (3) to have the distributions begin immediately after termination or one year from the date of termination. Participants will receive distributions in cash, except for in-service elections, which distributions may be made, in the Company's sole discretion, in shares of Franklin funds, Index funds or cash. In addition, the Company will distribute account balances to participants in connection with a change of control if the plan and all substantially similar agreements are terminated with respect to the participants affected by the change of control. For purposes of our Deferred Compensation Fund Plan, a "change in control event" will occur upon a change in (1) ownership within the meaning of §1.409A-3(i)(5) (v) of regulations promulgated by the U.S. Department of the Treasury, (2) effective control within the meaning of §1.409A-3(i)(5)(vi) of the regulations, or (3) ownership of assets within the meaning of §1.409A-3(i)(5)(vii) of the regulations.

The Legg Mason, Inc. Deferred Compensation Fund Plan

The Legg Mason, Inc. Deferred Compensation Fund Plan, a legacy deferred compensation plan acquired by the Company on August 1, 2020, in connection with its acquisition of Legg Mason, Inc., is a non-qualified deferred compensation plan. As of January 1, 2021 deferrals were no longer accepted into the plan. This plan was available only to a select group of employees based on responsibilities and compensation levels. Under the terms of the plan, participants were entitled to elect up to $500,000 in annual salary and certain bonuses and commissions on a pre-tax basis. Amounts deferred under the plan are deemed invested in "phantom" shares of historic Legg Mason sponsored mutual funds ("Legg Mason Funds"). Earnings are accrued as they would be if investing directly in the Legg Mason Funds and include market appreciation and dividends. Amounts deferred under our Deferred Compensation Fund Plan, including any earnings on those contributions, are fully vested at all times and are not subject to forfeiture. Participants must elect, at the time they decide to defer compensation, whether: (1) to take an in service distribution or distribution upon termination; (2) to receive their future distributions from the plan in (a) a single lump sum or (b) three equal annual instalments (available only if the total account balance is greater than $17,500); and (3) to have the distributions begin immediately after termination or one year from the date of termination. Participants will receive distributions in cash, except for in-service elections, which distributions may be made, in the Company's sole discretion, in shares of Legg Mason Funds or cash. In addition, the Company will distribute account balances to participants in connection with a change of control if the plan and all substantially similar agreements are terminated with respect to the participants affected by the change of control. For purposes of our Deferred Compensation Fund Plan, a "change in control event" will occur upon a change in (1) ownership within the meaning of §1.409A-

3(i)(5) (v) of regulations promulgated by the U.S. Department of the Treasury, (2) effective control within the meaning of §1.409A-3(i)(5)(vi) of the regulations, or (3) ownership of assets within the meaning of §1.409A-3(i)(5)(vii) of the regulations. The following table provides information about non-qualified deferred compensation plan transactions and balances during fiscal year 2024 by the following named executive officer:

Name	Plan	Beginning Balance at Beginning of FY	Executive Contributions in Last FY	Aggregate Earnings in Last FY[1]	Aggregate Balance at Last FYE[2]
Jennifer M. Johnson	Franklin Templeton Deferred Compensation Fund Plan	518,597	500,000	115,769	1,134,366
Adam B. Spector	Franklin Templeton Deferred Compensation Fund Plan	458,269	60,577	25,544	544,390
	Legg Mason Deferred Compensation Fund Plan	366,085	—	18,325	384,410

[1] Aggregate earnings are calculated by subtracting the value of the named executive officer's account balances at October 1, 2023 and the executive and the Company contributions made during fiscal year 2024 from the value of the officer's account balances at September 30, 2024.

[2] Aggregate balance under the Deferred Compensation Fund Plan is calculated by multiplying the deferred fund share account balance by the closing net asset value of the applicable Franklin Templeton proprietary funds on September 30, 2024. Distributions from the Deferred Compensation Fund Plan are made in either cash or shares of Franklin Templeton proprietary funds.

Potential Payments Upon Termination or Change in Control

Except as needed in special circumstances, such as during periods of transition or when we hire new executive officers, we generally do not provide our NEOs with agreements providing for severance benefits after their employment with us has ended or in connection with a change in control.

As described under "Compensation Discussion and Analysis" above, the NEOs have typically received incentive awards payable in the form of cash and grants of restricted stock and restricted stock units. In addition, the NEOs have typically received performance-based long-term incentive awards. Except as set forth below or as otherwise determined by the Compensation Committee, unvested awards granted to an NEO under such plans are forfeited upon voluntary or involuntary termination of an NEO's employment with us.

Amended and Restated Annual Incentive Compensation Plan

Currently, the AIP generally provides that a participant must be employed on the payment date of cash and grant date of equity awards to receive any amounts awarded under the AIP unless expressly set forth in the participant's award agreement. In the event the employment of a participant who received a performance award under the AIP terminates for any reason, the Compensation Committee or management, as applicable, may, in its discretion, determine to pay the participant a prorated award under the plan based upon performance for the time served during the relevant performance period, the full amount of any award that would have been paid had the participant remained employed through the entire performance period or any other amount. Certain equity award agreements evidencing restricted stock or restricted stock unit awards granted as part of an incentive award under the AIP provide that if a participant dies or terminates employment with us due to disability, the unvested portion of the equity award will become fully vested as of the date of death or termination due to disability.

The AIP does not expressly provide for any change in control payments.

2014 Key Executive Incentive Compensation Plan

Until the end of fiscal year 2019, the Company made certain long-term incentive and retention awards to executive officers under the KEIP, a sub-plan under the AIP. Consequently, the provisions described above regarding the AIP apply to grants previously made under the KEIP. In addition, the KEIP includes separate terms regarding termination payments which remain applicable for awards outstanding under the KEIP. The termination provisions are summarized below.

If the employment of a participant in the KEIP terminates prior to the end of the applicable measurement period due to death, disability or retirement, such participant is generally entitled to receive payment under the plan with respect to the fiscal year of such termination. In addition, if a participant terminates employment with the Company prior to the end of the applicable measurement period for any reason other than death, disability or retirement, any award under the plan with respect to the fiscal year of such termination generally will be reduced proportionately based on the date of termination. In all events, the Compensation Committee, in its sole discretion, may eliminate or reduce any such awards under the KEIP, including if a participant terminates employment as described above.

The KEIP does not expressly provide for any change in control payments.

2002 Universal Stock Incentive Plan

Long-term performance-based and other incentive awards are granted to all eligible employees, including our NEOs, under the USIP. The award agreements for NEOs generally provide that if an NEO's employment with the Company terminates for any reason prior to the applicable vesting date, the NEO will forfeit the unvested portion of the award. However, as described above, certain equity award agreements evidencing restricted stock or restricted stock unit awards granted as part of an incentive award under the AIP provide that if a participant dies or terminates employment with us due to disability, the unvested portion of the equity award will become fully vested as of the date of death or termination due to disability. Certain other equity award agreements provide that vesting may be accelerated as determined by an executive officer, in his or her sole discretion, in accordance with Company policies, in whole or in part, if a participant dies or terminates employment with us due to disability.

The USIP provides that in the event of the proposed dissolution or liquidation of the Company or of a merger or corporate combination (a "change in control transaction") in which the successor corporation does not agree to assume outstanding awards or substitute equivalent awards, the Compensation Committee will make a determination as to the equitable treatment of outstanding awards under the USIP and must notify participants of such treatment no later than 10 days prior to the closing of such proposed change in control transaction. Outstanding option awards, to the extent not previously exercised, and other stock-based awards (restricted stock and RSUs) that are not assumed or substituted in any change in control transaction will terminate immediately prior to the consummation of such proposed change in control transaction.

Compensation Committee Policy & Practice

Notwithstanding the discussion above, pursuant to the terms of the applicable plans, the Compensation Committee, in its sole discretion, generally may eliminate or reduce any unvested awards otherwise payable to a participant following termination of employment. In addition, the Compensation Committee has the authority to pay the full award amount to a participant whose award would have otherwise been reduced or forfeited following termination of employment or a change in control. The Compensation Committee also has the discretion to determine the terms, conditions, performance criteria, restrictions, and other provisions of awards.

As a general policy matter, the Compensation Committee has limited the payment of unvested awards following a participant's termination of employment. We expect the Compensation Committee would act similarly upon a change in control transaction. The treatment of unvested awards, if any, held by the NEOs upon their termination of employment or upon a change in control transaction would be determined on a case-by-case basis by the Compensation Committee.

Estimated Potential Payments Upon Termination

Because of the Compensation Committee's general policy of limiting payments to the NEOs following termination of employment and its authority to reduce or increase the payments otherwise available under awards, the amounts payable to the NEOs following termination of employment are not determinable. The following table sets forth information regarding payments to each of our NEOs in the event of a termination of employment on September 30, 2024. The amounts in the table below are based on the closing price of the Company's common stock on the NYSE on September 30, 2024, the last trading day of our fiscal year 2024, as well as the assumptions set forth in the footnotes to the table.

Estimated Potential Payments Upon a Change in Control

There are no agreements with NEOs that provide for payments upon a change in control of the Company. Under the USIP, the Compensation Committee has the discretion to make a determination as to the equitable treatment of awards upon a change in control transaction. The Compensation Committee, in its discretion, may make a determination as to the treatment of cash awards, awards of restricted stock and restricted stock units in connection with a change in control transaction. The following table sets forth an estimate of the potential payments that could have been payable to our NEOs upon a change in control transaction of the Company assuming such a transaction occurred on September 30, 2024. The amounts in the table below reflect a range of estimated potential payments based on the NEO's compensation and service levels as of September 30, 2024, and where applicable, based on the closing price of the Company's common stock on the NYSE on September 30, 2024, the last trading day of fiscal year 2024, as well as the assumptions set forth in the footnotes to the table.

| | Estimated Potential Payments Upon Termination | | | | |
Name	Death or Disability[1] ($)	Retirement[2] ($)	Involuntary Termination other than for Cause[3] ($)	Other Voluntary Termination[4] ($)	Change in Control[5] ($)
Jennifer M. Johnson	6,501,539 – 20,220,294	6,501,539 – 12,026,539	0 – 5,525,000	0 – 5,525,000	0 – 20,220,294
Matthew Nicholls	2,357,812 – 14,302,180	0 – 6,877,812	0 – 4,520,000	0 – 4,520,000	0 – 14,302,180
Gregory E. Johnson	711,376 – 3,326,888	711,376 – 2,046,376	0 – 1,335,000	0 – 1,335,000	0 – 3,326,888
Terrence J. Murphy	1,439,718 – 10,978,657	1,439,718 – 10,978,657	0 – 9,538,939	0 – 9,538,939	0 – 10,978,657
Adam B. Spector	7,387,957 – 12,781,455	0 – 9,811,707	0 – 2,423,750	0 – 2,423,750	0 – 12,781,455

[1] The minimum reflects the value of unvested AIP and/or KEIP equity awards held by the NEO as of September 30, 2024 (calculated based on the value of the NEO's unvested stock awards, excluding Equity Incentive Plan Awards, as set forth in the "Outstanding Equity Awards at 2024 Fiscal Year-End" table above). For all NEOs, the illustrative maximum reflects the value of unvested AIP and/or KEIP equity awards held by the NEO as of September 30, 2024 plus the value of the cash portion of the incentive award under the KEIP and/or AIP in respect of fiscal year 2024 (calculated, for this purpose, based on the value of the fiscal year 2024 cash incentive that was paid to the NEO in fiscal year 2024). The Compensation Committee has discretion to determine the amount, if any, to be paid and the actual payment approved by the Compensation Committee potentially could exceed the amount set forth in this table.

[2] Each of Ms. Johnson and Messrs. G. Johnson and Murphy have satisfied the vesting requirements under their respective plans other than the notice period. Amounts included in this column for each of them range from the minimum retirement payment amount, assuming satisfaction of the notice period requirement, to a maximum payment, as determined in the discretion of the Compensation Committee. For Messrs. Nicholls and Spector, amounts included in this column range from $0 to a maximum payment, as determined in the discretion of the Compensation Committee. The illustrative maximum reflects the value of the cash portion of the incentive award under the AIP in respect of fiscal year 2024. As discussed above, the Compensation Committee may exercise its discretion to pay, reduce, or eliminate any amount under the KEP, including if a participant retires. The Compensation Committee has discretion to determine the amount, if any, to be paid and the actual payment approved by the Compensation Committee potentially could exceed the amount set forth in this table.

[3] For purposes of this table only, an "Involuntary Termination other than for Cause" generally means an involuntary termination of the NEO by the Company for reasons other than cause, death or disability. Amounts included in this column range from $0 to a maximum payment, as determined in the discretion of the Compensation Committee, with the illustrative maximum based on the assumptions set forth in footnote 2 above. The Compensation Committee has discretion to determine the amount, if any, to be paid and the actual payment approved by the Compensation Committee potentially could exceed the amount set forth in this table.

[4] For purposes of this table, an "Other Voluntary Termination" means a resignation of employment other than due to death, disability or retirement. Amounts included in this column range from $0 to a maximum payment, based on the assumptions set forth in footnote 2 above. The Compensation Committee has discretion to determine the amount, if any, to be paid and the actual payment approved by the Compensation Committee potentially could exceed the amount set forth in this table.

[5] Amounts included in this column range from $0 to a maximum payment, as determined in the discretion of the Compensation Committee. The illustrative maximum reflects the value of the cash portion of the incentive award under the AIP in respect of fiscal year 2024 plus the value of the NEO's outstanding equity awards (calculated, for this purpose, based on the value of the NEO's unvested stock awards as set forth in the "Outstanding Equity Awards at 2024 Fiscal Year-End" table above). The Compensation Committee has discretion to determine the amount, if any, to be paid and the actual payment approved by the Compensation Committee potentially could exceed the amount set forth in this table.

Pay Ratio

Our CEO pay ratio is calculated in accordance with Item 402(u) of Regulation S-K and provides a reasonable estimate of the ratio of our CEO's annual total compensation to the median of the annual total compensation of all employees, other than the CEO.

Ms. Johnson had annual total compensation of $17,238,416 as reflected in the fiscal year 2024 Summary Compensation Table. Our median employee's annual total compensation was $154,596. The resulting ratio of our CEO's annual total compensation to the annual total compensation of our median employee for fiscal year 2024 was approximately 112:1.

To establish the median of the annual total compensation of all of our employees, and to determine the annual total compensation of Franklin Templeton's "median employee," we used the methodology, assumptions and estimates described below.

We identified the median employee by reviewing the last full fiscal year annualized salary (or wages plus overtime, as applicable) and actual annual bonus paid to all employees of Franklin Templeton and its subsidiaries worldwide, excluding our CEO, who were employed on August 31, 2024. We included employees working on a full-time, part-time, or interim basis. Approximately 771 employees, who were acquired through the Putnam Investments transaction in fiscal year 2024, were excluded. In order to facilitate an assessment of all employee compensation in U.S. dollars, we applied to the compensation paid to our non-U.S. employees a local currency-to-U.S. dollar exchange rate equal to the month end rate as of August 31, 2024. Once we identified the median employee, we calculated annual total compensation for that employee using the same methodology we use for our NEOs as shown in the Summary Compensation Table.

Our CEO pay ratio is disclosed to comply with rules adopted under the Dodd-Frank Wall Street Reform and Consumer Protection Act and is not intended as a measure of comparison with any other company.

Pay Versus Performance

The following table provides information regarding the relationship between executive "compensation actually paid" (as defined by SEC rules) to our principal executive officer ("PEO") and average compensation paid to our other NEOs ("Non-PEO NEOs") and certain aspects of our financial performance for each of the last three completed fiscal years. In determining the "compensation actually paid" to our NEOs, SEC rules require us to include various adjustments to amounts that have been reported in the Summary Compensation Table for each applicable year, and therefore reported amounts differ from those required in the Summary Compensation Table. Fair value amounts below are computed in a manner consistent with the fair value methodology used to account for share-based payments in our financial statements under generally accepted accounting principles. For any awards that are subject to performance conditions, the change in fair value is calculated based upon the probable outcome of such conditions as of the last day of the applicable year. The changes in fair value in the tables below compare the fair value at the end of the applicable year with the prior year-end fair value. Total shareholder return has been calculated in a manner consistent with Item 402(v) of Regulation S-K.

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total for Non-PEO NEOs[1]	Average Compensation Actually Paid to Non-PEO NEOs[2]	Total Shareholder Return[3]	Peer Group Total Shareholder Return[4]	Net Income (in millions)[5]	Adjusted Operating Revenue (in millions)[6]
2024	$17,238,416	$11,588,445	$11,379,644	$9,309,241	$118.44	$229.35	$ 464.8	$6,564.8
2023	$15,694,227	$18,802,919	$ 9,031,109	$9,933,412	$137.31	$150.62	$ 882.8	$6,104.1
2022	$15,734,998	$10,146,059	$ 6,350,606	$4,469,455	$114.74	$121.70	$1,291.9	$6,473.7
2021	$ 9,862,161	$13,230,952	$ 5,619,550	$7,520,899	$151.77	$168.68	$1,831.2	$6,317.2

[1] Reflects compensation amounts reported in the Summary Compensation Table for Ms. Johnson, who served as PEO for the years shown. Reflects average compensation amounts reported in the Summary Compensation Table for the following non-PEO NEOs for the fiscal years noted below:

- 2024 - Messrs. G. Johnson, Murphy, Nicholls and Spector
- 2023 - Messrs. G. Johnson, Murphy, Nicholls and Spector
- 2022 - Messrs. G. Johnson, Nicholls, Plafker and Spector

[2] The adjustments to the summary compensation table totals to arrive to compensation actually paid in 2024, 2023 and 2022 are outlined below. Dollar amounts reflect "compensation actually paid" for our PEO and average "compensation actually paid" for our non-PEO NEOs for each of the 2024, 2023, and 2022 fiscal years. No awards were modified in fiscal year 2024. These valuations assume a September 30, 2024 share price of $20.15, and average vest share price of $21.74, which is the average price for all shares vested in fiscal year 2024.

PEO Summary Compensation Table Total Compensation to Compensation Actually Paid Reconciliation

Year	Year End Fair Value of Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2024	$6,265,691	($2,250,873)	$2,121,779	($702,884)	($933,442)	$746,689	$ 5,246,959
2023	$9,290,226	$ 187,096	$3,021,486	$941,091	($100,824)	$852,016	$14,191,092
2022	$5,081,744	($1,630,192)	$1,908,689	($193,850)	($166,175)	$569,703	$ 5,569,920

Average Non-PEO NEO Summary Compensation Table Total Compensation to Compensation Actually Paid Reconciliation

Year	Year End Fair Value of Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2024	$3,208,395	($741,806)	$453,664	($124,409)	($311,148)	$265,657	$2,750,352
2023	$2,515,460	$ 46,616	$598,876	$357,770	($ 18,905)	$226,216	$3,726,032
2022	$1,529,579	($644,757)	$373,088	($113,981)	($132,898)	$204,414	$1,215,446

See "Summary Compensation Table for Fiscal Year 2024" for Equity Award Valuation Assumptions.

[3] Represents the cumulative total shareholder return (TSR) of the Company for the periods ended on September 30, 2024, 2023, and 2022, respectively, based on an initial fixed investment of $100 in Franklin Resources, Inc. common stock on September 30, 2021. For 2024, represents the three-year TSR, for 2023, represents the two-year TSR and for 2022 represents the one-year TSR.

[4] Our peer group total stockholder return is calculated with respect to the S&P U.S. BMI Asset Management & Custody Bank Index, which is the same peer group used for our total shareholder return graph based on an initial fixed investment of $100 in the respective peer's common stock on September 30, 2021. For 2024, represents the three-year TSR, for 2023, represents the two-year TSR and for 2022 represents the one-year TSR.

[5] Reflects "Net Income" in the Company's Consolidated Income Statements included in the Company's Annual Reports on Form 10-K for each of the fiscal years ended September 30, 2024, 2023, and 2022, respectively.

[6] See discussion of supplemental non-GAAP financial measures in Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2024.

Relationship between Compensation Actually Paid and Performance Measures Disclosed in the Pay Versus Performance Table

The charts below illustrate the correlation between NEO compensation actually paid as defined by Item 402(v) of Regulation S-K and (i) total stockholder return, (ii) net income, and (iii) Adjusted Operating Revenue for fiscal years 2024, 2023, and 2022. The charts below also provide a comparison between the Company's total shareholder return against the total shareholder return of our peer group. These charts reflect "compensation actually paid" for our PEO and average "compensation actually paid" for our non-PEO NEOs for each of the 2024, 2023, and 2022 fiscal years as defined by SEC rules. In determining the "compensation actually paid" to our NEOs, we are required by SEC rules to include various adjustments to amounts that have been reported in the Summary Compensation Table for the applicable fiscal year, as the SEC's valuation methods for this section differ from those required in the Summary Compensation Table. These amounts do not reflect the year-end executive pay decisions made by the Compensation Committee. For information regarding the decisions made by our Compensation Committee in regard to our NEO's compensation for each fiscal year, please see the Compensation Discussion and Analysis sections of the proxy statements reporting pay for the fiscal years covered in the table above, including the discussion beginning on page 28 of this Proxy Statement.





Key Performance Measures

For 2024, the following are the key financial performance measures that we use to link "compensation actually paid" (as defined by SEC rules) to our NEOs to our performance. We believe Adjusted Operating Revenue is the most significant financial performance measure in determining the compensation of our NEOs. Performance outcomes for each measure are generally assessed in the context of external market conditions, and may be considered relative to industry performance or over variable time horizons. These measures are not ranked.

- Adjusted Operating Revenue[1]
- Adjusted Earnings per Share[1]
- Adjusted Operating Income[1]
- Adjusted Operating Margin[1]
- Pre-Bonus Operating Income[2]
- Investment Performance[3]
- Adjusted Effective Fee Rate[4]
- Three-Year Stockholder Return[5]

[1] See discussion of supplemental non-GAAP financial measures in Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2024.

[2] Pre-bonus net operating income is exclusive of passive income and calculated before non-operating interest, taxes, extraordinary items, and any special items such as special compensation payouts on account of an acquisition.

[3] We assess investment performance based in part on percentage of AUM above 3-year and 5-year peer median and benchmark performance. Benchmark comparisons are based on each strategy's composite returns (composites may include retail SMA and mutual fund assets managed as part of the same strategy) as compared to a market index that has been selected to be generally consistent with the investment objectives of the account.

[4] The adjusted effective fee rate is annualized adjusted investment management fees, excluding performance fees, divided by average AUM for the period.

[5] We consider the cumulative total shareholder return (TSR) of the Company for the relevant measurement periods.

Compensation Risk Assessment

The Compensation Committee evaluates the Company's compensation policies and programs to ensure they do not encourage excessive risk-taking. The Company's management undertook an assessment of existing compensation programs and practices to ensure that imprudent risk-taking is not encouraged and that appropriate risk mitigation features are in place. Based on this assessment, management concluded that the Company's compensation arrangements are structured in a way that does not create risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee reviewed the results of this assessment and agreed with this conclusion.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2024, the following directors served as members of the Compensation Committee: Ms. King and Messrs. Kim, Thiel, Yang and Waugh (Chair). No member of the Compensation Committee was an officer or employee of the Company or any of its subsidiaries during fiscal year 2024 and no member of the Compensation Committee was formerly an officer of the Company or any of its subsidiaries or was a party to any disclosable related party transaction involving the Company. During fiscal year 2024, none of the executive officers of the Company served on the board of directors or on the compensation committee of any other entity that has or had executive officers serving as a member of the Board of Directors or Compensation Committee of the Company.

Equity Compensation Plan Information

The following table sets forth certain information as of September 30, 2024, with respect to the shares of the Company's common stock that may be issued under the Company's existing equity incentive plans that have been approved by stockholders and plans that have not been approved by stockholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders[1]	12,287,022[2]	N/A[3]	27,334,618[4]
Equity compensation plans not approved by stockholders[5]	1,224,461[6]	N/A[7]	13,889,529
Total	**13,511,483**	**N/A**	**41,224,147**

[1] Consists of the USIP and the Company's 1998 Employee Stock Investment Plan, as amended and restated (the "ESIP"). Equity securities granted under the USIP may include awards in connection with the Company's Amended and Restated Annual Incentive Compensation Plan and the Company's 2014 Key Executive Incentive Compensation Plan.

[2] Represents restricted stock unit awards under the USIP that may be settled in shares of the Company's common stock. Excludes options to purchase shares of the Company's common stock accruing under the ESIP. Under the ESIP, each eligible employee is granted a separate option to purchase up to 6,000 shares of common stock for each accrual period, which for fiscal year 2024 occurred on December 31 and June 30 at a purchase price per share equal to 85% of the fair market value of the common stock on the enrollment date or the exercise date, whichever is lower.

[3] Does not take into account restricted stock unit awards under the USIP.

[4] As of September 30, 2024, 1,700,789 shares of common stock were available for future issuance under the ESIP and 25,633,829 shares of common stock were available for future issuance under the USIP.

[5] Consists of the Amended and Restated Franklin Resources, Inc. 2017 Equity Incentive Plan (the "EIP").

[6] Represents restricted stock unit awards under the EIP that may be settled in shares of the Company's common stock.

[7] Does not take into account restricted stock unit awards under the EIP.

Report of the Audit Committee

Membership and Role of the Audit Committee

The Audit Committee of the Board of Directors of Franklin Resources, Inc. currently consists of Mses. Byerwalter and King, and Messrs. Friedman (Chair), Noto and Thiel. Each of the members of the Audit Committee is independent as defined under the NYSE listing standards and applicable law. The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the Company's independent registered public accounting firm. The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee (i) the Company's financial reporting, auditing and internal control activities, including the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditors' qualifications and independence, and (iv) the performance of the Company's internal audit function and independent auditors. The Audit Committee's function is more fully described in the Committee's written charter, which is posted in the corporate governance section of the Company's website.

Review of the Company's Audited Financial Statements for the Fiscal Year Ended September 30, 2024

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended September 30, 2024 with the Company's management.

The Audit Committee has discussed with PricewaterhouseCoopers LLP ("PwC"), the Company's independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.

The Audit Committee has also received the written disclosures and the letter from PwC required by the applicable Public Company Accounting Oversight Board requirements for independent accountant communications with audit committees concerning auditor independence and has discussed the independence of PwC with that firm.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2024 for filing with the SEC.

Respectfully Submitted by the Members of the Audit Committee:

Mariann Byerwalter
Alexander S. Friedman (Chair)
Karen M. King
Anthony J. Noto
John W. Thiel

Fees Paid to Independent Registered Public Accounting Firm

The Audit Committee of the Board, with the ratification of the stockholders, engaged PwC to perform an annual audit of the Company's consolidated financial statements for fiscal year 2024.

The following table sets forth the approximate aggregate fees billed or expected to be billed to the Company by PwC for fiscal years 2024 and 2023 for the audit of the Company's annual consolidated financial statements and for other services rendered by PwC.

	Fiscal Year	
	2024	2023
	(in thousands)	
Audit Fees(a)(e)	$16,253	$13,766
Audit-Related Fees(b)(e)	$ 6,787	$ 6,018
Tax Fees(c)(e)	$ 7,356	$ 4,697
All Other Fees(d)	$ 353	$ 429
TOTAL FEES	$30,749	$24,910

(a) The Audit Fees may include insignificant fees related to prior fiscal years.

(b) Audit-Related Fees consist of assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. Such services relate primarily to internal control examinations pursuant to AT-C Section 320 - Reporting on an Examination of Controls at a Service Organization Relevant to User Entities' Internal Control over Financial Reporting and services provided to certain of our funds.

(c) Tax Fees consist of tax return preparation, tax compliance, tax advice and tax planning services. For fiscal year 2024, tax return preparation and tax compliance services represent approximately $7,174 thousand. For fiscal year 2023, tax return preparation and tax compliance services represent approximately $4,587 thousand.

(d) Other Fees consist principally of services rendered in connection with assistance in regulatory reporting in various jurisdictions and certain technical research resource subscriptions.

(e) The fees also consist of payment for services provided to our consolidated investment products, which include mutual and other investment funds, limited partnerships and similar structures, substantially all of which are sponsored by the Company and its consolidated subsidiaries. The amounts for these services are approximately $1,220 thousand in Audit Fees and $220 thousand in Tax Fees.

Note: For fiscal years 2024 and 2023, none of the services described under Audit-Related Fees, Tax Fees, and All Other Fees were approved by the Audit Committee pursuant to the pre-approval waiver requirements.

Pre-approval Process and Policy

The Audit Committee approved the audit and non-audit services provided to the Company and its subsidiaries by PwC, the independent auditors, during fiscal years 2024 and 2023. The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by PwC. The Audit Committee Pre-Approval Policy describes the permitted audit, auditrelated, tax and other services that the independent auditors may perform, and which services require specific pre-approval of the Audit Committee. The Audit Committee may grant general pre-approval for any services by the independent auditors other than those that require specific pre-approval and those services that are prohibited by the SEC or Public Company Accounting Oversight Board rules. The Audit Committee reviews the Pre-Approval Policy annually and revises it as the Audit Committee deems appropriate. Services granted general pre-approval have annual fee limits.

Any requests for audit, audit-related, tax and other services must initially be submitted to the Company's CFO or CAO. Any requests preliminarily approved by the CFO or CAO are then submitted to the Audit Committee for approval in the case of services requiring specific pre-approval or reported to the Audit Committee periodically in the case of services generally pre-approved. Normally, specific pre-approval is considered at regularly scheduled meetings. However, the authority to grant specific pre-approval between meetings up to a designated approval amount, which amount for fiscal year 2024 was $150,000 (the "Chair Approval Amount"), has been delegated to the Chair of the Audit Committee. The decision of the Chair to grant specific pre-approval of a service is presented to the Audit Committee at its scheduled meetings. If the estimated fees for proposed services exceed the Chair Approval Amount, specific pre-approval by the entire Audit Committee is required.

Certain Relationships and Related Transactions

Compensation of the Vice-Chairman. For fiscal year 2024, Rupert H. Johnson, Jr., Vice Chairman and a director of the Company, who, among other family relationships, is the uncle of Gregory E. Johnson, Executive Chairman and Chairman of the Board, and Jennifer M. Johnson, President and CEO and a director of the Company, received a base salary of $180,000. Mr. R. H. Johnson, Jr. did not receive a cash bonus in fiscal year 2024. Mr. R. H. Johnson, Jr. is entitled to receive medical, life and disability insurance coverage and other benefits available generally to employees of the Company and/or its subsidiaries.

Management and Use of AC Travel Aircraft. In June 2008, a wholly-owned subsidiary of Franklin entered into an amended and restated aircraft management agreement with third-party AC Travel, LLC ("AC Travel") to manage the operations of a Gulfstream III aircraft (the "G-III") and a Gulfstream G550 aircraft (the "G550," and together with the G-III, the "Aircraft"), both of which are owned by AC Travel. AC Travel is an entity owned and controlled by Charles B. Johnson (beneficial owner of more than five percent of Franklin's common stock and an executive consultant employed by Templeton Investment Counsel, LLC, a wholly-owned subsidiary of Franklin). Mr. C. B. Johnson is the father of Gregory E. Johnson and Jennifer M. Johnson (directors and executive officers of Franklin), and brother of Rupert H. Johnson Jr. (director and executive officer of Franklin). The management agreement has automatic one-year renewals, subject to cancellation by either party. The subsidiary receives a monthly management fee of $10,000 for the G550 and $3,000 for the G-III for administrative services. Out-of-pocket costs, including the cost of flight crew salaries and benefits, incurred under the agreement for services provided, either directly or through third parties, are either reimbursed by, or passed through to and paid by, AC Travel.

Private Equity Fund Investment. On July 6, 2011, Franklin Templeton Capital Holdings Private Limited, a subsidiary of Franklin, entered into an agreement to make a $25 million-dollar investment commitment to Tano India Private Equity Fund II ("Tano Fund"). Tano Mauritius Investments, which is the investment manager and a Class B and Class C shareholder of the Tano Fund, is a direct subsidiary of Tano Capital, LLC, a company owned by the family of former Franklin director Charles E. Johnson (who passed away in September 2021), as approved by the Audit Committee of the Board. During fiscal year 2024, no capital was returned by the Tano Fund to the Company, and the Company did not make any payments to the Tano Fund.

Technology Platform Agreement. On July 23, 2024, a wholly-owned subsidiary of the Company entered into certain key contract terms and provisions for the implementation and use of the BlackRock, Inc. ("BlackRock") Aladdin technology platform selected by the Company in order to unify the Company's investment management technology platform, including for an estimated aggregate contract value of up to $375 million, or such greater amount as from time to time may be required pursuant to such contract terms, as approved by the Board on July 16, 2024. Based solely on a Schedule 13G/A of BlackRock filed with the SEC on January 29, 2024, reporting shares of Company common stock owned as of December 31, 2023, BlackRock reported beneficial ownership of more than five percent of the Company's common stock.

General. From time to time, our directors, executive officers and employees, members of their immediate families and companies, affiliates of companies or investment vehicles managed by companies that employ or are associated with our directors may have investments in various investment vehicles or accounts sponsored or managed by our SIMs or other subsidiaries or utilize our products or services in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable products or services provided to unaffiliated third parties.

Related Person Transaction Policy

Related Person Transaction Policy. The Board of Directors has adopted a Related Person Transaction Policy ("Related Person Transaction Policy") to address the reporting, review, approval and ratification of related person transactions. Related persons include the Company's executive officers, directors and director nominees, holders of more than five percent (5%) of a class of the Company's voting securities, and immediate family members of the foregoing persons. For purposes of the Related Person Transaction Policy, and as used in this summary of the Related Person Transaction Policy, the "Company" refers to Franklin Resources, Inc. or its subsidiaries. A "related person transaction" means a transaction or series of transactions in which the Company is a participant and a related person has or will have a direct or indirect material interest under Item 404 of SEC Regulation S-K. Transactions with executive officers and directors for the purposes of conducting the business of the Company, compensation of non-employee directors approved by the Board and employee compensation arrangements approved by the Compensation Committee (or under authority delegated by such committee) are not considered related person transactions. Except as otherwise provided in the Related Person Transaction Policy, all related person transactions are required to be reported to the Corporate Governance Committee.

Corporate Governance Committee Review and Approval. The Corporate Governance Committee reviews related person transactions. In connection with approving or ratifying a related person transaction which is not otherwise covered by a pre-approval category adopted by the Corporate Governance Committee, as described below, the Corporate Governance Committee will consider the relevant facts and circumstances of the transaction and any of the following factors that are relevant:

- The position or relationship of the related person at or with the Company;

- The approximate dollar value of the amount involved in the transaction;

- The materiality of the transaction to the related person, including the approximate dollar value of the related person's interest in the transaction;

- Information regarding the potential counterparties to the transaction;

- Whether the Company is a party to the transaction and, if not, the nature of the Company's participation in the transaction;

- The business purpose for and reasonableness of the transaction;

- Whether the related person transaction is comparable to a transaction that could be available on an arm's-length basis or is on the terms that are generally similar to those prevailing at the time for third parties;

- Whether the transaction is in the ordinary course of the Company's business;

- The effect of the transaction on the Company's business and operations;

- Whether the transaction includes any potential reputational risk issues that may arise as a result of or in connection with the transaction;

- The impact of the transaction on a director's independence, if applicable; and

- Any other relevant information regarding the transaction.

The Corporate Governance Committee has the authority to pre-approve the following categories of related person transactions, which, upon such pre-approval, need not be reported to, reviewed by, and/or ratified by the Corporate Governance Committee:

- The establishment or maintenance of a trading, investment management, trust, custody or other account by a related person with the Company, provided the terms of such account are generally the same as or similar to accounts offered by the Company in the ordinary course of business to persons who are not related persons.

- Accounts invested in shares of one or more Company-sponsored investment companies or other Company-sponsored pooled or collective investment vehicles ("FT Funds") that are established and/ or maintained by a related person in accordance with the terms set forth in the applicable FT Fund prospectus or other disclosure documents.

In addition, the Corporate Governance Committee has the authority to pre-approve certain categories of related person transactions, which transactions must still be reported to the Corporate Governance Committee at least annually. The Corporate Governance Committee has determined that the following categories of transactions are pre-approved, with reporting to the Committee as specified below:

- Gross-ups and perquisites and other personal benefits to a related person from the use of Company owned or provided assets not integrally and directly related to the performance of such person's duties to the Company, including but not limited to personal use of Company-owned or provided aircraft and property, that, in the aggregate, are less than $250,000 in any fiscal year, with at least quarterly reporting to the Corporate Governance Committee for amounts within this category above $10,000 in any fiscal year.

- Company purchases of shares of its common stock to pay taxes due by employees in connection with the vesting of employee and executive officer restricted stock and restricted stock unit awards under the USIP, with at least annual reporting to the Corporate Governance Committee.

- Investments by an FT Fund or other Company-managed client account in any investment products, securities or other financial instruments issued, sponsored, administered and/or serviced by any entity for which a related person's interest in such other entity arises from the related person's position as an executive officer, employee, general partner, 10% or more limited partner, and/or 10% or more equity holder, provided that such investments are made in the ordinary course of business and on terms that are generally similar to those prevailing at the time for unaffiliated third-party investors in such investment products, securities or other financial instruments. Amounts invested within this category will be reported to the Committee on a quarterly basis.

The Corporate Governance Committee may delegate its authority to review, approve or ratify specified related person transactions to one or more members of the Corporate Governance Committee between scheduled committee meetings. The Corporate Governance Committee has delegated its authority to review and approve related person transactions to the Chair of the Committee between scheduled meetings. Any determination made pursuant to this delegated authority must be presented to the full Corporate Governance Committee at a subsequent meeting.

Section 16(a) Beneficial Ownership Reporting Compliance

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires officers, directors and persons who beneficially own more than 10% of the Company's common stock to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC. The reporting officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of copies of such reports received or written representations from such executive officers, directors and 10% stockholders, the Company believes that all Section 16(a) filing requirements applicable to its directors, executive officers and 10% stockholders were complied with during the fiscal year with the following exceptions for Jennifer M. Johnson, a late Form 4 was filed on December 14, 2023 to report two prior gifts of shares made on November 17, 2023 and November 22, 2023 due to the inadvertent omission of such gifted shares.

Proposal No. 2:
Ratification of the Appointment of Independent Registered Public Accounting Firm



Recommendation of the Board

The Board recommends a vote **"FOR"** the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2025. The voting requirements for this proposal are described in the "Voting Information" section. If the appointment is not ratified, the Audit Committee may reconsider the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

The Audit Committee of the Board has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm to audit the Company's consolidated financial statements for the fiscal year ending September 30, 2025 and to audit the Company's internal control over financial reporting as of September 30, 2025. PricewaterhouseCoopers LLP has served as the Company's independent registered public accounting firm since 1974. Though not required, stockholders are being asked to ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm as a matter of good corporate governance. During and for the fiscal year ended September 30, 2024, PricewaterhouseCoopers LLP audited and rendered opinions on the financial statements of the Company and certain of its subsidiaries and many of the open-end and closed-end investment companies managed and advised by the Company's subsidiaries. PricewaterhouseCoopers LLP also rendered an opinion on the Company's internal control over financial reporting as of September 30, 2024. In addition, PricewaterhouseCoopers LLP provides the Company with tax consulting and compliance services, accounting and financial reporting advice on transactions and regulatory filings and certain other consulting services not prohibited by applicable auditor independence requirements. See "Fees Paid to Independent Registered Public Accounting Firm" above. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

Additional Information

Stockholder Proposals and Nominations of Directors at 2026 Annual Meeting

Proposals to be Considered for Inclusion in the Company's Proxy Materials (Rule 14a-8)

If a stockholder wishes to present any proposal for inclusion in the proxy materials to be distributed by us in connection with our 2026 annual meeting, the proposal must be received by the Secretary of the Company not earlier than the close of business on July 23, 2025, and not later than the close of business on August 22, 2025. The proposal must also meet the other requirements of the rules of the SEC relating to stockholder proposals.

Director Nominations for Inclusion in the Company's Proxy Materials (Proxy Access)

A stockholder (or a group of up to 20 stockholders) who has owned at least 3% of our shares continuously for at least three years and has complied with the other requirements and procedures in our Amended and Restated Bylaws ("Bylaws") may nominate and include in the Company's proxy materials director nominees constituting the greater of two directors or 20% of our Board. Notice of a proxy access nomination for consideration at our 2026 annual meeting must be received in accordance with the procedures and timing set forth in our Bylaws, as generally described under "General Procedures and Timing for Proposals and Nominations Under our Bylaws" below.

General Procedures and Timing for Proposals and Nominations Under our Bylaws

Our Bylaws contain an advance notice of stockholder business and nominations requirement (Section 2.3 of the Bylaws), which generally prescribes the procedures that a stockholder of the Company must follow if the stockholder intends, at an annual or special meeting of stockholders, to nominate a person for election to the Company's Board of Directors or to propose other business to be considered by stockholders. These procedures include, among other things, that the stockholder give timely notice to the Secretary of the Company of the nomination or other proposed business, that the notice contain specified information, and that the stockholder comply with certain other requirements. If a stockholder's nomination or proposal is not in compliance with the procedures set forth in our Bylaws, the Company may disregard such nomination or proposal.

Generally, in the case of an annual meeting of stockholders, a stockholder's notice in order to be timely must be delivered in writing to the Secretary of the Company, at its principal executive office, not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date on which the Company first (i) mailed its notice of annual meeting, proxy statement and proxy or (ii) sent its notice of annual meeting and notice of internet availability of its proxy materials, whichever is earlier, for the immediately preceding year's annual meeting. As specified in our Bylaws, different notice deadlines apply in the case of a special meeting, or when the date of an annual meeting is more than 30 days before or after the first anniversary of the prior year's meeting.

Accordingly, assuming that the Company's 2026 annual meeting of stockholders is held within 30 days of the anniversary of the Company's 2025 annual meeting of stockholders, the stockholder must deliver a notice of such nomination or proposal to the Company's Secretary not earlier than the close of business on July 23, 2025, and not later than the close of business on August 22, 2025, and comply with the requirements of our Bylaws. If a stockholder submits a proposal outside of Rule 14a-8 for the Company's 2026 annual meeting of stockholders and such proposal is not delivered within the time frame specified in our Bylaws, the Company's proxy may confer discretionary authority on persons being appointed as proxies on behalf of the Company to vote on such proposal.

Additional Requirements

Under our Bylaws, any notice of proposed business must include a description of the business and the reasons for bringing the proposed business to the meeting, any material interest of the stockholder in the business and certain other information about the stockholder. Any notice of a nomination or a proxy access nomination must provide information about the stockholder and the nominee, as well as the written consent of the proposed nominee to being named in the proxy statement and to serve as a director if elected.

A copy of the Company's Bylaws specifying the advance notice requirements for proposing business or nominations, and for proposing proxy access nominations, has been filed with the SEC, and is available on the SEC's website.

Address to Submit Proposals and Nominations

Proxy proposals, proxy access nominations and nominations for director nominees and/or an item of business to be introduced at an annual meeting of stockholders must be submitted in writing to the Secretary of the Company, One Franklin Parkway, San Mateo, California 94403-1906.

Contact the Board of Directors

Stockholders and others may contact the Board, the non-management directors, the independent directors or any other individual director by sending a written communication appropriately addressed to:

Board of Directors
Franklin Resources, Inc.
c/o Secretary of the Company
One Franklin Parkway
San Mateo, CA 94403-1906

You may specify whether you would prefer to direct your communication to the full Board of Directors, only the non-management directors or any particular individual director. Stockholders making such communications are encouraged to state that they are stockholders and provide the exact name in which their shares are held and the number of shares held.

In addition, the Company has established separate procedures for its employees to submit concerns on an anonymous and confidential basis regarding questionable accounting, internal accounting controls or auditing matters and possible violations of the Company's Code of Ethics and Business Conduct, securities laws or other laws, which procedures are available on the Company's Intranet.

Non-employees may submit any complaint regarding accounting, internal accounting controls or auditing matters directly to the Audit Committee of the Board of the Directors by sending a written communication appropriately addressed to:

Audit Committee
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906

Electronic Access to Proxy Materials and Annual Meeting

Whether you received the Notice of Internet Availability of Proxy Materials or paper copies of proxy materials, the Company's proxy materials, including this Proxy Statement and our Annual Report, are available for you to review online. To request a paper copy of proxy materials, please call 1-800-579-1639, or you may request a paper copy by email at sendmaterial@proxyvote.com, or by logging onto *www.proxyvote.com*.

For instructions to access the Annual Meeting site, please visit www.virtualshareholdermeeting.com/BEN2025, and have available your 16-digit control number from your proxy card in order to access the meeting.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials (or proxy materials in the case of stockholders who receive paper copies of proxy materials), addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

A number of banks and brokers with account holders who are beneficial holders of the Company's common stock will be householding the Company's Notice of Internet Availability of Proxy Materials (or proxy materials in the case of stockholders who receive paper copies of proxy materials). If you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Notice of Internet Availability of Proxy Materials (or proxy material, if applicable), please notify your bank or broker, or contact Investor Relations, Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403-1906, Telephone (650) 312-4091. The Company undertakes, upon oral or written request, to deliver promptly a separate copy of the Company's Notice of Internet Availability of Proxy Materials (or proxy materials, if applicable) to a stockholder at a shared address to which a single copy of the document was delivered. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials (or proxy materials, if applicable) at their address and would like to request householding of their communications should contact their bank or broker or Investor Relations at the contact address and telephone number provided above.

Other Matters

The Company's Annual Report for fiscal year 2024 ("2024 Annual Report") is available for viewing under the "Stockholder Services" tab in the "Investor Relations" section of the Company's website at *www.franklinresources.com*. Please read it carefully. The financial statements and the Annual Report do not, however, legally form any part of this proxy soliciting material.

To the extent that this Proxy Statement is incorporated by reference into any of our other filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this Proxy Statement titled "Compensation Committee Report," and "Audit Committee Report" (to the extent permitted by the rules of the SEC) will not be deemed incorporated, unless specifically provided otherwise in such filing.

All descriptions of benefits plans and agreements contained in this Proxy Statement are summaries and are qualified in their entirety by reference to the actual plans or agreements, copies of which are filed as exhibits to our Annual Report on Form 10-K for the year ended September 30, 2024.

For those stockholders who receive the Notice of Internet Availability of Proxy Materials, this Proxy Statement and the 2024 Annual Report are also available at the Company's website at *www.franklinresources.com* under "Investor Relations." In addition, a copy of the 2024 Annual Report will be provided without charge upon the written request of any stockholder to the Company's Secretary at the Company's principal executive offices, Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403-1906.

Our Board of Directors is not aware of any other matters to come before the Annual Meeting. If any other matters should come before the Meeting, the persons named in the enclosed proxy will act thereon according to their best judgment.

By order of the Board of Directors,

Stephen J. Tate
Secretary

December 20, 2024



One Franklin Parkway
San Mateo, CA 94403
www.franklinresources.com



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